 As filed with the Securities and Exchange Commission on October 24, 2001


                                                Registration No. 333-69140

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                --------------

                             AMENDMENT NO. 1


                                    TO

                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                                --------------

                   ABC BANCORP                                ABC BANCORP CAPITAL TRUST I
 (Exact name of Co-Registrant as specified in its   (Exact name of Co-Registrant as specified in its
                     charter)                                           charter)

                     Georgia                                            Delaware
 (State or other jurisdiction of incorporation or   (State or other jurisdiction of incorporation or
                  organization)                                      organization)


                    58-1456434                                         58-6451743
       (I.R.S. Employer Identification No.)               (I.R.S. Employer Identification No.)


                              24 2nd Avenue, S.E.
                            Moultrie, Georgia 31768
                                (229) 890-1111
  (Address, including zip code, and telephone number, including area code, of
                 Co-Registrants' principal executive offices)
                                --------------
                             Kenneth J. Hunnicutt
                     Chairman and Chief Executive Officer
                              24 2nd Avenue, S.E.
                            Moultrie, Georgia 31768
                                (229) 890-1111
(Name, address, including zip code, and telephone number, including area code, of agent for service for Co-Registrants)
                                --------------
                                  Copies to:

               Steven E. Fox, Esq.                            Walter G. Moeling, IV, Esq.
               Rogers & Hardin LLP                       Powell, Goldstein, Frazer & Murphy LLP
             2700 International Tower                           191 Peachtree Street, NE
             229 Peachtree Street, NE                                  16th Floor
              Atlanta, Georgia 30303                             Atlanta, Georgia 30303
                  (404) 522-4700                                     (404) 572-6600

                                --------------
       Approximate date of commencement of proposed sale to the public:
  As soon as practicable after this Registration Statement becomes effective.
                                --------------
  If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.[_]
                                --------------
                        CALCULATION OF REGISTRATION FEE
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                            Proposed       Proposed
 Title of each class of                     maximum        maximum       Amount of
    securities to be       Amount to be  offering price   aggregate     registration
       registered         registered(1)     per unit    offering price      fee
------------------------------------------------------------------------------------
  % Cumulative Trust
 Preferred Securities of
 ABC Bancorp
 Capital Trust I.......     2,875,000         $10        $28,750,000    $7,187.50(2)
------------------------------------------------------------------------------------
  % Subordinated
 Debentures due 2031 of
 ABC Bancorp(3)(4).....                                                     None
------------------------------------------------------------------------------------
Guarantee of Preferred
 Securities(3)(5)......                                                     None
------------------------------------------------------------------------------------

-------------------------------------------------------------------------------
(1) Includes 375,000 Preferred Securities which may be sold by ABC Bancorp Capital Trust I to cover over-allotments, if any.

(2) The registration fee was paid in connection with the initial filing of this Registration Statement.

(3) This Registration Statement is deemed to cover the % Subordinated Debentures due 2031 of ABC Bancorp, the rights of holders of the % Subordinated Debentures of ABC Bancorp under the Indenture, and the rights of holders of the Preferred Securities under the Trust Agreement, the Guarantee and the Expense Agreement entered into by ABC Bancorp.
(4) The % Subordinated Debentures will be purchased by ABC Bancorp Capital Trust I with the proceeds from the sale of the Preferred Securities. Such securities may later be distributed for no additional consideration to the holders of the Preferred Securities of ABC Bancorp Capital Trust I upon its dissolution and the distribution of its assets.
(5) No separate consideration will be received for the Guarantee.
                                --------------
  The Co-Registrants hereby amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Co-Registrants shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an + +offer to sell these securities, and we are not soliciting an offer to buy + +these securities, in any state where the offer or sale is not permitted. +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

               SUBJECT TO COMPLETION, DATED OCTOBER 24, 2001


PROSPECTUS

                         2,500,000 Preferred Securities

                          ABC BANCORP CAPITAL TRUST I

                    % Cumulative Trust Preferred Securities
                (Liquidation Amount $10 Per Preferred Security)

    Guaranteed on a subordinated basis, as described in this Prospectus, by

                               [ABC BANCORP LOGO]

                                  -----------

  ABC Bancorp Capital Trust I is offering 2,500,000 preferred securities at $10 per security. The preferred securities represent an indirect interest in our
  % subordinated debentures. The debentures have the same payment terms as the preferred securities and will be purchased by ABC Bancorp Capital Trust I using the proceeds from its offering of the preferred securities.

  We have applied to have the preferred securities approved for listing on the American Stock Exchange under the symbol "BHC.Pr". Trading is expected to commence on or prior to delivery of the preferred securities.

                                  -----------

  Investing in the preferred securities involves risks. See "Risk Factors" beginning on page 7.


                                  -----------

  The preferred securities are not savings accounts, deposits or obligations of any bank and are not insured by the Bank Insurance Fund of the Federal Deposit Insurance Corporation or any other governmental agency.

                                                      Per Preferred
                                                        Security       Total
                                                      ------------- -----------
   Public offering price.............................    $10.00     $25,000,000
   Proceeds to ABC Bancorp Capital Trust I...........    $10.00     $25,000,000

  This is a firm commitment underwriting. We will pay underwriting commissions
of $   per preferred security, or a total of $  , for arranging the investment in our subordinated debentures. The underwriters have been granted a 30-day option to purchase up to an additional 375,000 preferred securities to cover over-allotments, if any.

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus. Any representation to the contrary is a criminal offense.

Sterne, Agee & Leach, Inc.

                                                   Morgan Keegan & Company, Inc.

                    This Prospectus is dated         , 2001

[ARTWORK: Inside Front Cover: Graphic of an equirectangular map projection of the state of Georgia, the northern portion of the state of Florida and the eastern half of the state of Alabama plotting (by symbols) the location of the cities where ABC Bancorp's subsidiary banks and bank branches are located.]

                               TABLE OF CONTENTS


                                                                          Page
                                                                          ----
Summary..................................................................   1
Risk Factors.............................................................   7
Special Note Regarding Forward-Looking Statements........................  11
Use of Proceeds..........................................................  12
Capitalization...........................................................  12
Accounting Treatment.....................................................  14
Business of ABC Bancorp..................................................  14
Management...............................................................  21
Description of the Trust.................................................  22
Description of the Preferred Securities..................................  23
Description of the Debentures............................................  36
Book-Entry Issuance......................................................  44
Description of the Guarantee.............................................  45
Relationship Among the Preferred Securities, the Debentures and the
 Guarantee...............................................................  48
Federal Income Tax Consequences..........................................  49
ERISA Considerations.....................................................  52
Underwriting.............................................................  53
Legal Matters............................................................  55
Experts..................................................................  55
Where You Can Find More Information......................................  55
Documents Incorporated by Reference......................................  56


   YOU SHOULD ONLY RELY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. WE HAVE NOT, AND OUR UNDERWRITERS HAVE NOT, AUTHORIZED ANY PERSON TO PROVIDE YOU WITH DIFFERENT INFORMATION. IF ANYONE PROVIDES YOU WITH DIFFERENT OR INCONSISTENT INFORMATION, YOU SHOULD NOT RELY ON IT.

   WE ARE NOT, AND OUR UNDERWRITERS ARE NOT, MAKING AN OFFER TO SELL THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.

   YOU SHOULD ASSUME THAT THE INFORMATION APPEARING IN THIS PROSPECTUS IS ACCURATE AS OF THE DATE ON THE FRONT COVER OF THIS PROSPECTUS ONLY.

   THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR THE SOLICITATION OF ANY OFFER TO BUY, ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES.

                                    SUMMARY

   This summary highlights information contained elsewhere in, or incorporated by reference into, this prospectus. Because this is a summary, it may not contain all of the information that is important to you. Therefore, you should also read the more detailed information set forth in this prospectus, our financial statements and the other information that is incorporated by reference in this prospectus, before making a decision to invest in the preferred securities. The words "we," "our" and "us" refer to ABC Bancorp and its wholly-owned subsidiaries, unless we indicate otherwise. Unless otherwise indicated, the information in this prospectus assumes that the underwriters will not exercise their option to purchase additional preferred securities to cover over-allotments.

                                  ABC Bancorp

   ABC Bancorp is a Georgia bank holding company headquartered in Moultrie, Georgia. As of September 30, 2001, we had total consolidated assets of approximately $1.1 billion, net loans of approximately $777 million, deposits of approximately $872 million and stockholders' equity of approximately $105 million.


   Through our 11 subsidiary banks and their combined 34 branches, we provide a full range of traditional banking, mortgage banking, investment and insurance services to individual and corporate customers. These services include checking, savings, NOW and money market accounts and time deposits of various types; loans for business, agriculture, real estate, personal uses, home improvement and automobiles; credit cards; letters of credit; internet banking; trust services; discount brokerage services through a correspondent bank; IRA's; safe deposit box rentals; bank money orders; and electronic funds transfer services, including wire transfers and automated teller machines.

   All of our subsidiary banks are state- or national-chartered commercial banks whose customers' deposits are insured up to applicable limits by the Federal Deposit Insurance Corporation. The majority of our subsidiary banks' customers are individuals and small- to medium-sized businesses. Almost all of our sources of funds and income are from customers within our market areas, and we do not believe that any of our subsidiary banks is dependent on a single customer or group of customers.

   While we have decentralized our management responsibilities, we maintain efficient centralized operating systems. As a result, corporate policy, strategy and certain administrative policies are established by our Board of Directors, while lending and community-specific marketing decisions are made primarily by each subsidiary bank to allow it to respond to the differing needs and demands of its own market. Within this framework, the subsidiary banks focus on providing personalized services and quality products to their customers to meet the needs of the communities they serve.






                          ABC Bancorp Capital Trust I

   ABC Bancorp Capital Trust I is a newly created Delaware business trust. We created the trust to offer the preferred securities and to purchase the debentures. The trust has a term of 30 years but may be dissolved earlier as provided in the trust agreement. Upon issuance of the preferred securities offered by this prospectus, the purchasers in this offering will own all of the issued and outstanding preferred securities of the trust. In exchange for our capital contribution to the trust, we will own all of the common securities of the trust.

   Our principal executive offices, as well as those of the trust, are located at 24 2nd Avenue, S.E., Moultrie, Georgia 31768. The main telephone number for us and the trust is (229) 890-1111.

                                  The Offering

The issuer:                 ABC Bancorp Capital Trust I

Securities being offered:   2,500,000 preferred securities, which represent
                            preferred undivided beneficial interests in the assets of the trust. Those assets will consist solely of the debentures and payments received on the debentures.



Offering price:
                            $10 per preferred security. We determined the offering price per share with our underwriters, considering prevailing market conditions and the liquidation value and redemption price of the preferred securities.


How the proceeds of this
offering will be used:
                            The trust will invest the proceeds from the sale of the preferred securities in the debentures. We estimate the net proceeds to us from the sale of the debentures to the trust, after deducting underwriting expenses and commissions, will be approximately $24 million. We expect to use a portion of the net proceeds from the sale of the debentures to reduce indebtedness currently outstanding under our term loans and revolving credit facility with an unaffiliated bank. The remaining proceeds will be used for making additional capital contributions to our bank subsidiaries and for general corporate purposes, including potential future acquisitions.

When the trust will pay
distributions to you:

                            Your purchase of the preferred securities entitles you to receive cumulative cash distributions at a
                              % annual rate. Distributions will accumulate from
                            the date the trust issues the preferred securities and are to be paid quarterly on March 31, June 30, September 30 and December 31 of each year, beginning December 31, 2001. We may defer the payment of cash distributions, as described below.

When the trust must
redeem the preferred
securities:
                            The debentures will mature and we must redeem the preferred securities on September 30, 2031. We have the option, however, to shorten the maturity date to a date not earlier than September 30, 2006. We will not shorten the maturity date unless we have received the prior approval of the Board of Governors of the Federal Reserve System, if required by law or regulation.

Redemption of the
preferred securities
before September 30, 2031
is possible:

                            We may redeem all or part of the debentures at any time on or after September 30, 2006. In addition, we may redeem, at any time (and possibly before September 30, 2006), all of the debentures if:


                            . existing laws or regulations change, causing the
                              interest we pay on the debentures to no longer be deductible by us for federal income tax purposes or causing the trust to become subject to federal income tax or to certain other taxes or governmental charges;

                            . existing laws or regulations change, requiring
                              the trust to register as an investment company;
                              or

                            . the capital adequacy guidelines of the Federal
                              Reserve change so that the preferred securities no longer qualify as Tier 1 capital.

                            We may also redeem the debentures at any time in an amount equal to the liquidation amount of any preferred securities we repurchase, plus a proportionate amount of common securities, but only in exchange for a like amount of the preferred securities and common securities that we then own.


                            If your preferred securities are redeemed by the trust, you will receive the liquidation amount of $10 per preferred security, plus any accrued and unpaid distributions to the date of redemption.

We have the option to
extend the interest
payment period:

                            As long as we are not in default under the indenture relating to the debentures, we may defer interest payments on the debentures for up to 20 consecutive quarters, but not beyond September 30, 2031. If we defer interest payments on the debentures:


                            . the trust will also defer distributions on the
                              preferred securities;

                            . the distributions you are entitled to will
                              accumulate; and

                            . these accumulated distributions will earn
                              interest at an annual rate of   %, compounded
                              quarterly, until paid.

                            At the end of any deferral period, the trust will then pay all accumulated and unpaid distributions to you.


You will still be taxed
if distributions on the
preferred securities are
deferred:

                            In the opinion of our counsel, if a deferral of payment occurs, you must recognize the amount of the deferred distributions as income for United States federal income tax purposes in advance of receiving the actual cash distributions, even if you are a cash-basis taxpayer.


Our full and
unconditional guarantee

of payment:
                            Our obligations described in this prospectus constitute a full, irrevocable and unconditional guarantee on a subordinated basis by us of the obligations of the trust under the preferred securities. However, the guarantee does not apply if we do not make payments on the debentures and, as a result, the trust does not have sufficient funds to make payments.


We may distribute the
debentures directly to
you: We may, at any time, dissolve the trust and distribute the debentures to you, subject to the prior approval of the Federal Reserve, if required by law or regulation. If we distribute the debentures, we will use our best efforts to list them on a national securities exchange or to include them in a comparable self-regulatory organization.

How the securities will
rank in right of payment:
                            Our obligations under the preferred securities, debentures and guarantee are unsecured and will rank as follows with regard to right of payment:

                            . the preferred securities will rank equally with
                              the common securities of the trust, and the trust will pay distributions on the preferred securities and the common securities pro rata;

                            . our obligations under the debentures and the
                              guarantee are unsecured and generally will rank junior in priority to our existing and future senior and subordinated indebtedness; and

                            . the debentures and the guarantee will effectively
                              be subordinated to all depositors' claims, as well as existing and future liabilities of our subsidiaries.


Voting rights of the
preferred securities:
                            Except in limited circumstances, holders of the preferred securities will have no voting rights.

Proposed American Stock
Exchange symbol:
                            BHC.Pr.


You will not receive        The preferred securities will be represented by a
certificates:               global security that will be deposited with and
                            registered in the name of The Depository Trust
                            Company, New York, New York, or its nominee. As a result, you will not receive a certificate for the preferred securities, and your beneficial ownership interests will be recorded through the DTC book-entry system.

                   SELECTED CONSOLIDATED FINANCIAL DATA


   The following table summarizes our selected consolidated financial information and other financial data. The selected balance sheet and statement of income data, insofar as they relate to the years ended December 31, 2000, 1999, 1998, 1997 and 1996, are derived from our consolidated financial statements, which have been audited by Mauldin & Jenkins, Certified Public Accountants and Consultants, LLC. The selected consolidated financial data as of and for the nine-month periods ended September 30, 2001 and 2000 are derived from unaudited consolidated financial statements. In our opinion, all adjustments, consisting solely of normal recurring adjustments, necessary for a fair presentation of results as of and for the nine-month periods ended September 30, 2001 and 2000 have been included. This information should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes incorporated by reference into this prospectus from our Annual Report on Form 10-K for the year ended December 31, 2000 and our Quarterly Report on Form 10-Q for the quarter ended September 30, 2001. Results for past periods are not necessarily indicative of results that may be expected for any future period, and results for the nine-month period ended September 30, 2001 are not necessarily indicative of results that may be expected for the full year ending December 31, 2001.

                       ABC BANCORP AND SUBSIDIARIES



                              Nine Months Ended
                                September 30,                Year Ended December 31,
                             --------------------  ------------------------------------------------
                                2001       2000      2000      1999      1998      1997      1996
                             ----------  --------  --------  --------  --------  --------  --------
                                                     (Dollars in thousands, except per share
                                                                      data)
   Selected Balance Sheet
    Data:
   Total assets............  $1,091,171  $812,716  $826,197  $789,460  $724,946  $691,886  $673,162
   Total loans.............     791,433   588,335   587,381   530,225   477,194   490,244   452,844
   Total deposits..........     871,561   650,874   679,885   640,658   633,325   600,711   577,905
   Investment securities...     169,384   161,124   162,105   146,990   158,869   123,219   135,266
   Shareholders' equity....     104,882    77,319    80,656    76,016    71,834    68,153    62,970

   Selected Income
    Statement Data:
   Interest income.........  $   56,307  $ 50,988  $ 68,976  $ 59,991  $ 60,217  $ 58,649  $ 50,586
   Interest expense........      25,839    22,454    30,805    24,400    26,444    25,950    22,324
                             ----------  --------  --------  --------  --------  --------  --------
    Net interest income....      30,468    28,534    38,171    35,591    33,773    32,699    28,262
   Provision for loan
    losses.................       2,497       952     1,712     2,154     5,505     2,731     1,919
   Other income............       7,368     6,112     8,215     7,752     9,376     7,736     6,532
   Other expenses..........      24,785    23,073    30,233    27,942    27,996    27,139    22,878
                             ----------  --------  --------  --------  --------  --------  --------
   Income before tax.......      10,554    10,621    14,441    13,247     9,648    10,565     9,997
   Income tax expense......       3,459     3,440     4,343     4,291     2,735     3,119     2,839
                             ----------  --------  --------  --------  --------  --------  --------
    Net income.............  $    7,095  $  7,181  $ 10,098  $  8,956  $  6,913  $  7,446  $  7,158
                             ==========  ========  ========  ========  ========  ========  ========

   Per Share Data:
   Net income--basic.......  $     0.79  $   0.85  $   1.19  $   1.03  $   0.79  $   0.86  $   0.85
   Net income--diluted.....        0.79      0.84      1.19      1.03      0.79      0.85      0.84
   Book value..............       10.49      9.26      9.66      8.71      8.29      7.83      7.24
   Tangible book value.....        8.34      8.42      8.84      7.84      7.32      6.76      6.41
   Dividends...............        0.36      0.34      0.46      0.35      0.33      0.32      0.27

   Profitability Ratios:
   Net income to average
    total assets...........        1.04%     1.23%     1.27%     1.23%     0.99%     1.10%     1.21%
   Net income to average
    stockholders' equity...       10.52%    12.63%    13.19%    11.93%    10.07%    11.35%    12.19%
   Net interest margin.....        4.82%     5.28%     5.14%     5.31%     5.26%     5.36%     5.24%
   Efficiency ratio........       65.51%    66.60%    65.18%    64.47%    64.88%    67.12%    65.75%

   Loan Quality Ratios:
   Net charge-offs to total
    loans..................        0.13%     0.10%     0.30%     0.46%     0.62%     0.48%     0.39%
   Reserve for loan losses
    to total loans and
    OREO...................        1.78%     1.74%     1.67%     1.86%     2.13%     1.55%     1.60%
   Nonperforming assets to
    total loans and OREO...        1.74%     1.00%     0.95%     1.15%     1.99%     2.41%     1.39%
   Reserve for loan losses
    to nonperforming
    loans..................      113.42%   215.66%   202.18%   178.26%   116.25%    75.86%   135.34%
   Reserve for loan losses
    to total nonperforming
    assets.................      102.52%   174.26%   175.38%   162.59%   107.25%    64.38%   115.59%

   Liquidity Ratios:
   Loans to total
    deposits...............       90.81%    90.39%    86.39%    82.76%    75.35%    81.61%    78.36%
   Loans to average earning
    assets.................       93.81%    81.69%    79.05%    79.17%    74.35%    80.43%    84.04%
   Noninterest-bearing
    deposits to total
    deposits...............       12.25%    13.12%    13.96%    16.12%    15.78%    15.00%    15.06%

                       ABC BANCORP AND SUBSIDIARIES



                             Nine Months Ended
                               September 30,                  Year Ended December 31,
                             ------------------  -----------------------------------------------------
                               2001      2000      2000       1999       1998       1997       1996
                             --------  --------  ---------  ---------  ---------  ---------  ---------
                                                   (Dollars in thousands, except per share data)

   Capital Adequacy Ratios:
   Common stockholders'
    equity to total
    assets.................      9.61%     9.51%      9.76%      9.63%      9.91%      9.85%      9.35%
   Average total
    stockholders' equity to
    average total assets...      9.91%     9.74%      9.59%     10.29%      9.81%      9.70%      9.95%
   Dividend payout ratio...     45.57%    40.24%     38.66%     33.98%     41.77%     37.21%     31.76%

   Ratio of Earnings to
    Fixed Charges(1):
   Excluding interest on
    deposits...............      4.79x     4.55x      4.47x      7.31x      9.40x      6.70x      7.73x
   Including interest on
    deposits...............      1.41x     1.47x      1.47x      1.54x      1.36x      1.41x      1.45x

--------

(1) For purposes of computing the ratios of earnings to fixed charges, earnings represent net income plus applicable income taxes and fixed charges. Fixed charges include gross interest expense other than interest on deposits in one case and inclusive of such interest in the other.

                                  RISK FACTORS

   An investment in the preferred securities involves a number of risks. Some of these risks relate to the preferred securities and others relate to us and the financial services industry, generally. We urge you to read all of the information contained in this prospectus. In addition, we urge you to consider carefully the following factors in evaluating an investment in the trust before you purchase the preferred securities offered by this prospectus.

   Because the trust will rely on the payments it receives on the debentures from us to fund all payments on the preferred securities, and because the trust may distribute the debentures in exchange for the preferred securities, purchasers of the preferred securities are making an investment decision that relates to the debentures being issued by us as well as the preferred securities. Purchasers should carefully review the information in this prospectus about the preferred securities, the debentures and the guarantee.




If we do not make interest payments under the debentures, then the trust will be unable to pay distributions and liquidation amounts, and our guarantee will not apply because the guarantee covers payments only if the trust has funds available.

   The trust will depend solely on our payments on the debentures to pay amounts due to you on the preferred securities. If we default on our obligation to pay the principal or interest on the debentures, then the trust will not have sufficient funds to pay distributions or the liquidation amount on the preferred securities. In that case, you will not be able to rely on the guarantee for payment of these amounts because the guarantee only applies if the trust has sufficient funds to make distributions on or to pay the liquidation amount of the preferred securities. Instead, you or the property trustee will have to institute a direct action against us to enforce the property trustee's rights under the indenture relating to the debentures.

To the extent we must rely on dividends from our banking subsidiaries to make interest payments on the debentures to the trust, our available cash flow may be restricted and distributions may be deferred.

   We are a holding company and substantially all of our assets are held by our banking subsidiaries. Our ability to make payments on the debentures when due will depend primarily on available cash resources at the bank holding company and dividends from our banking subsidiaries and any other subsidiaries which we may form in the future. Dividend payments or extensions of credit from our banking subsidiaries are subject to regulatory limitations, generally based on capital levels and current and retained earnings, imposed by the various regulatory agencies with authority over our subsidiaries. For the fiscal year ended December 31, 2000, we had approximately $9.5 million of retained earnings from our banking subsidiaries available for dividend or interest payments without prior regulatory approval. The ability of our banking subsidiaries to pay dividends is also subject to their profitability, financial condition, capital expenditures and other cash flow requirements. We cannot provide you with assurance that our subsidiaries will be able to pay dividends in the future.


The debentures and the guarantee rank lower than most of our other indebtedness, and our holding company structure effectively subordinates any claims against us to those of our subsidiaries' creditors.

   Our obligations under the debentures and the guarantee are unsecured and will rank junior in priority of payment to our existing and future senior and senior subordinated indebtedness. As of September 30, 2001, we had approximately $101.3 million outstanding principal amount of consolidated senior and subordinated debt, of which approximately $13.5 million will be paid off with the proceeds we receive from the sale of the debentures. See "Use of Proceeds" on page 12. Although we have no current plans to incur additional senior or senior subordinated indebtedness during the next 12 months, the issuance of the debentures and the preferred securities does not limit our ability or the ability of our subsidiaries to incur additional senior and subordinated indebtedness, guarantees or other liabilities.


   Because we are a holding company, the creditors of our subsidiaries, including depositors, also will have priority over you in any distribution of our subsidiaries' assets in liquidation, reorganization or otherwise.

Accordingly, the debentures and the guarantee will be effectively subordinated to all existing and future liabilities of our direct and indirect subsidiaries, and you should not look to the assets of our subsidiaries for payments on the preferred securities and the debentures.

We may defer interest payments on the debentures for substantial periods, which could have adverse consequences for you.

   We may, at one or more times, defer interest payments on the debentures for up to 20 consecutive quarters. If we defer interest payments on the debentures, the trust will defer distributions on the preferred securities during any deferral period. In the opinion of our counsel, during a deferral period, you will be required to recognize as income for federal income tax purposes the amount approximately equal to the interest that accrues on your proportionate share of the debentures held by the trust in the tax year in which that interest accrues, even though you will not receive these amounts until a later date.


   You will also not receive the cash related to any accrued and unpaid interest from the trust if you sell the preferred securities before the end of any deferral period. In the opinion of our counsel, during a deferral period, accrued but unpaid distributions will increase your tax basis in the preferred securities. If you sell the preferred securities during a deferral period, your increased tax basis will decrease the amount of any capital gain or increase the amount of any capital loss that you may have otherwise realized on the sale. A capital loss, except in certain limited circumstances, cannot be applied to offset ordinary income. As a result, in the opinion of our counsel, deferral of distributions could result in ordinary income, and a related tax liability for the holder, and a capital loss that may only be used to offset a capital gain.


   We do not currently intend to exercise our right to defer interest payments on the debentures. However, in the event of a deferral period, the market price of the preferred securities would likely be adversely affected. The preferred securities could trade at a price that does not fully reflect the value of accrued but unpaid interest on the debentures. If you sell the preferred securities during a deferral period, you may not receive the same return on investment as someone who continues to hold the preferred securities. Due to our right to defer interest payments, the market price of the preferred securities may be more volatile than the market prices of other securities without the deferral feature.

Regulators may preclude us from making distributions on the debentures in the event our regulatory capital, liquidity or financial performance deteriorates.

   We and our banking subsidiaries are subject to extensive federal and state law, regulation and supervision. Our regulators monitor our financial condition on a periodic basis and may impose limitations on our operations and business activities under various circumstances. In response to any perceived deficiencies in liquidity or regulatory capital levels, our regulators may require us to obtain their consent prior to paying dividends on our capital stock or interest on the debentures. In the event our regulators withheld their consent to our payment of interest on the debentures, we would exercise our right to defer interest payments on the debentures, and the trust would not have funds available to make distributions on the preferred securities during the deferral period. Such action by our regulators might or might not be taken in conjunction with similar restrictions on the ability of our subsidiaries to pay dividends to us. As of September 30, 2001, we and our banking subsidiaries had $44,206,000 of leverage capital in excess of current leverage capital regulatory requirements, $40,026,000 of Tier 1 risk-based capital in excess of current Tier I risk-based capital regulatory requirements and $26,112,000 of total risk-based capital available in excess of current total risk-based capital regulatory requirements. See "--To the extent we must rely on dividends from our banking subsidiaries to make interest payments on the debentures to the trust, our available cash flow may be restricted and distributions may be deferred" on page 7. The commencement of a deferral period with respect to interest on the debentures and, accordingly, distributions on the preferred securities, would likely cause the market price of the preferred securities to decline. See "--We may defer interest payments on the debentures for substantial periods, which could have adverse consequences for you", above on this page.

We have made only limited covenants in the indenture and the trust agreement, which may not protect your investment in the event we experience significant adverse changes in our financial condition or results of operations.

   The indenture governing the debentures and the trust agreement governing the trust do not require us to maintain any financial ratios or specified levels of net worth, revenues, income, cash flow or liquidity, and therefore do not protect holders of the debentures or the preferred securities in the event we experience significant adverse changes in our financial condition or results of operations. The indenture prevents us and any subsidiary from incurring, in connection with the issuance of any trust preferred securities or any similar securities, indebtedness that is senior in right of payment to the debentures. The indenture also limits our ability and the ability of any subsidiary to incur, in connection with the issuance of any trust preferred securities or any similar securities, indebtedness that is equal in right of payment with the debentures. Except as described above, neither the indenture nor the trust agreement limits our ability or the ability of any subsidiary to incur additional indebtedness that is senior in right of payment to the debentures. Therefore, you should not consider the provisions of these governing instruments as a significant factor in evaluating whether we will be able to comply with our obligations under the debentures or the guarantee.

In the event we redeem the debentures before September 30, 2031, you may not be able to reinvest your principal at the same or a higher rate of return.

   Under the following circumstances, we may redeem the debentures before their stated maturity:

  . We may redeem the debentures, in whole or in part, at any time on or after September 30, 2006.

  . We may redeem the debentures in whole, but not in part, within 180 days after certain occurrences at any time during the life of the trust, and possibly before September 30, 2006. These occurrences may include adverse tax, investment company or bank regulatory developments. See "Description of the Debentures--Redemption" on page 38.


   You should assume that we will exercise our redemption option if we are able to obtain capital at a lower cost than we must pay on the debentures or if it is otherwise in our interest to redeem the debentures. If the debentures are redeemed, the trust must redeem preferred securities having an aggregate liquidation amount equal to the aggregate principal amount of debentures redeemed, and you may be required to reinvest your principal at a time when you may not be able to earn a return that is as high as you were earning on the preferred securities.

We can distribute the debentures to you, which may have adverse tax consequences for you and which may adversely affect the market price of the preferred securities prior to such distribution.

   The trust may be dissolved at any time before maturity of the debentures on September 30, 2031. As a result, and subject to the terms of the trust agreement, the trustees may distribute the debentures to you.

   We cannot predict the market prices for the debentures that may be distributed in exchange for preferred securities upon liquidation of the trust. The preferred securities, or the debentures that you may receive if the trust is liquidated, may trade at a discount to the price that you paid to purchase the preferred securities. Because you may receive debentures, your investment decision with regard to the preferred securities will also be an investment decision with regard to the debentures. You should carefully review all of the information contained in this prospectus regarding the debentures.

   Under current interpretations of United States federal income tax laws supporting classification of the trust as a grantor trust for tax purposes, in the opinion of our counsel, a distribution of the debentures to you upon the dissolution of the trust would not be a taxable event to you. Nevertheless, if the trust is classified for United States income tax purposes as an association taxable as a corporation at the time it is dissolved, the distribution of the debentures would, in the opinion of our counsel, be a taxable event to you. In addition, if there is a change in law, a distribution of debentures upon the dissolution of the trust could be a taxable event to you.

You are subject to prepayment risk because possible tax law changes could result in a redemption of the trust preferred securities.

   Future legislation may be enacted that could adversely affect our ability to deduct our interest payments on the debentures for federal income tax purposes, making redemption of the debentures likely and resulting in a redemption of the trust preferred securities.

   From time to time, Congress has proposed federal income tax law changes that would, among other things, generally deny interest deductions to a corporate issuer if the debt instrument has a term exceeding 15 years and if the debt instrument is not reflected as indebtedness on the issuer's consolidated balance sheet. Other proposed tax law changes would have denied interest deductions if the debt instrument had a term exceeding 20 years. These proposals were not enacted into law. Although it is impossible to predict whether future proposals of this nature will be introduced and enacted with application to already issued and outstanding securities, in the future we could be precluded from deducting interest on the debentures in this event. Enactment of this type of proposal might in turn give rise to a tax event as described under the caption "Description of the Preferred Securities-- Redemption or Exchange--Redemption upon a Tax Event, Investment Company Event or Capital Treatment Event" on page 26.


Trading characteristics of the preferred securities may create adverse tax consequences for you.

   The preferred securities may trade at a price that does not reflect the value of accrued but unpaid interest on the underlying debentures. Therefore, if you dispose of your preferred securities between record dates for payments on the preferred securities, in the opinion of our counsel, you may have adverse tax consequences. Because you generally would be required under those circumstances to include accrued but unpaid interest on the debentures allocable to the preferred securities through the date of disposition in your income as ordinary income, you could recognize a capital loss which, subject to limited exceptions, cannot be applied to offset ordinary income for federal income tax purposes. See "Federal Income Tax Consequences--Disposition of Preferred Securities" beginning on page 51 for more information in this regard.

There is no current public market for the preferred securities, and their market price may decline after you invest.

   There is currently no public market for the preferred securities. Although we have applied to have the preferred securities approved for listing on the American Stock Exchange, there is no guarantee that an active or liquid trading market will develop for the preferred securities or that the quotation of the preferred securities will continue to be listed on the American Stock Exchange. If an active trading market does not develop, the market price and liquidity of the preferred securities will be adversely affected. Even if an active public market does develop, there is no guarantee that the market price for the preferred securities will equal or exceed the price you pay for the preferred securities.

   Future trading prices of the preferred securities may be subject to significant fluctuations in response to prevailing interest rates, our future operating results and financial condition, the market for similar securities and general economic and market conditions. The initial public offering price of the preferred securities has been set at the liquidation amount of the preferred securities and may be greater than the market price following the offering.

   The market price for the preferred securities, or the debentures that you may receive in a distribution, is also likely to decline during any period that we are deferring interest payments on the debentures.

You must rely on the property trustee to enforce your rights if there is an event of default under the indenture.

   You may not be able to directly enforce your rights against us if an event of default under the indenture occurs. If an event of default under the indenture occurs and is continuing, this event will also be an event of default under the trust agreement. In that case, you must rely on the enforcement by the property trustee of its rights as holder of the debentures against us. The holders of a majority in liquidation amount of the preferred securities will have the right to direct the property trustee to enforce its rights. If the property trustee does not enforce its rights following an event of default and a request by the record holders to do so, any record holder may, to the extent permitted by applicable law, take action directly against us to enforce the property trustee's rights. If an event of default occurs under the trust agreement that is attributable to our failure to pay interest or principal on the debentures, or if we default under the guarantee, you may proceed directly against us. You will not be able to exercise directly any other remedies available to the holders of the debentures unless the property trustee fails to do so.

As a holder of preferred securities you have limited voting rights, and we can amend the trust agreement to change the terms and conditions of the administration, operation and management of the trust without your consent.

   Holders of preferred securities have limited voting rights. We can, without your consent, make certain amendments to the trust agreement. Your voting rights pertain primarily to certain amendments to the trust agreement and not to the administration, operation or management of the trust. In general, only we can replace or remove any of the trustees. However, if an event of default under the trust agreement occurs and is continuing, the holders of at least a majority in aggregate liquidation amount of the preferred securities may replace the property trustee and the Delaware trustee. In certain circumstances, with the consent of the holders of a majority in the aggregate liquidation amount of the preferred securities, we may amend the trust agreement to ensure that the trust remains classified for federal income tax purposes as a grantor trust and to ensure that the trust retains its exemption from status as an "investment company" under the Investment Company Act, even if such amendment adversely affects your rights as a holder of preferred securities. For more information regarding limitation on your ability to control amendments to the trust agreement, see "Description of the Preferred Securities--Voting Rights; Amendment of Trust Agreement" beginning on page 32.





               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

   We make certain forward-looking statements in this prospectus that are based upon our current expectations and projections about current events. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and we are including this statement for purposes of these safe harbor provisions. You can identify these statements from our use of the words "estimate," "project," "believe," "intend," "anticipate," "expect," "should" and similar expressions. These forward-looking statements include:

  . statements of our goals, intentions and expectations;

  . statements regarding our business plans and growth strategies;

  . statements regarding the asset quality of our loan and investment portfolios; and

  . estimates of our risks and future costs and benefits.

   These forward-looking statements are subject to significant risks, assumptions and uncertainties, including, among other things, the following important factors which could affect the actual outcome of future events:

  . fluctuations in market rates of interest and loan and deposit pricing, which could negatively affect our net interest margin, asset valuations and expense expectations;

  . adverse changes in the economy of the southern Georgia, southern Alabama and northern Florida market area, which might affect our business prospects and could cause loan losses and expenses;

  . adverse developments in our loan and investment portfolios;

  . competitive factors in the banking industry, such as the trend towards consolidation in our market; and

  . changes in banking legislation or the regulatory requirements of federal and state agencies applicable to bank holding companies and banks like ours.

   Because of these and other uncertainties, our actual future results may be materially different from the results indicated by these forward-looking statements. In addition, our past results of operations do not necessarily indicate our future results. We discuss these uncertainties and others in the section of this prospectus entitled "Risk Factors" beginning on page 7.


                                USE OF PROCEEDS

   The trust will invest all of the proceeds from the sale of the trust securities in the debentures. We anticipate that the net proceeds from the sale of the debentures will be approximately $24 million after deduction of offering expenses, estimated to be $200,000, and underwriting commissions. If the underwriters exercise the over-allotment option in full, we anticipate that the net proceeds from the sale of the debentures will be approximately $27.5 million after deduction of offering expenses and underwriting commissions.

   We expect to use a portion of the net proceeds from the sale of the debentures to reduce indebtedness currently outstanding under two term loans with an unaffiliated bank. One term loan has an outstanding principal balance of approximately $3.6 million, accrues interest at a rate per annum equal to LIBOR plus 105 basis points and matures on March 31, 2006. The other term loan has an outstanding principal balance of approximately $9.9 million, accrues interest at a rate per annum equal to LIBOR plus 115 basis points and matures on July 23, 2008. The remaining proceeds will be used for making additional capital contributions to our bank subsidiaries and for general corporate purposes, including potential future acquisitions.


                                 CAPITALIZATION

   The following table sets forth our indebtedness and capitalization at September 30, 2001:


  . on an actual basis; and




  . on an as adjusted basis to give effect to the offering, assuming no exercise of the underwriters' over-allotment option, and the application of the estimated net proceeds from the corresponding sale of the debentures, as described above on page 12 under the caption "Use of Proceeds," as if such sale had been consummated on September 30, 2001.

   These data should be read in conjunction with our consolidated financial statements and the related notes incorporated by reference into this prospectus from our Annual Report on Form 10-K for the year ended December 31, 2000 and our Quarterly Report on Form 10-Q for the quarter ended September 30, 2001.


                                                       September 30, 2001
                                                     --------------------------
                                                      Actual      As Adjusted
                                                     -----------  -------------
                                                     (Dollars in thousands)
                                                          (Unaudited)
Indebtedness:
  Short-term borrowings (including federal funds
   purchased and securities sold under agreement to
   repurchase)...................................... $     4,544   $     4,544
  Other borrowings Federal Home Loan Bank advances..      85,196        85,196
  Notes payable with commercial bank................      16,085         2,500
                                                     -----------   -----------
    Total indebtedness..............................     105,825        92,240
                                                     -----------   -----------

  Long-term debt-trust preferred securities......... $         0   $    25,000

Stockholders' Equity:
  Common stock, par value $1; 30,000,000 shares
   authorized; 10,790,369 shares issued............. $    10,790   $    10,790
  Surplus...........................................      45,389        45,389
  Retained earnings.................................      52,275        52,275
  Accumulated other comprehensive income............       3,468         3,468
  Unearned compensation.............................        (820)         (820)
                                                     -----------   -----------
                                                         111,102       111,102
  Less cost of 790,982 shares acquired for the
   treasury.........................................      (6,220)       (6,220)
                                                     -----------   -----------
  Total stockholders' equity........................     104,882       104,882
                                                     ===========   ===========
  Total capitalization(2)........................... $   210,707   $   222,122
                                                     ===========   ===========

Capital Ratios(3):
  Leverage ratio(4)(5)..............................        8.96%        11.59%
  Tier 1 risk-based capital ratio(5)................       10.01%        12.95%
  Total risk-based capital ratio(5).................       11.27%        14.20%

--------
(1) Reflects the preferred securities at their issue price. As described herein, the only assets of the trust, which is our subsidiary, will be approximately $25.8 million in aggregate principal amount of subordinated debentures, including the amount attributable to the issuance of the common securities of the trust, which will mature on September 30, 2031. We will own all of the common securities issued by the trust.
(2) Includes stockholders' equity and long-term indebtedness.
(3) The capital ratios, as adjusted, are computed including the estimated proceeds from the sale of the preferred securities, in a manner consistent with Federal Reserve regulations.
(4) The leverage ratio is Tier 1 capital divided by average quarterly assets, after deducting intangible assets and net deferred tax assets in excess of regulatory maximum limits.

(5) The preferred securities have been structured to qualify as Tier 1 capital. However, in calculating the amount of Tier 1 qualifying capital, the preferred securities can only be included up to the amount constituting 25% of total Tier 1 core capital elements (including preferred securities). As adjusted for this offering, our Tier 1 capital as of September 30, 2001, would have been approximately $105 million, of which $25 million would have been attributable to the preferred securities offered by this prospectus.

                              ACCOUNTING TREATMENT

   The trust will be treated, for financial reporting purposes, as our finance subsidiary and, accordingly, the accounts of the trust will be included in our consolidated financial statements. The preferred securities will be presented as a separate line item in our consolidated balance sheet under the caption "Trust preferred securities" or another similar caption. In addition, appropriate disclosures about the preferred securities, the guarantee and the debentures will be included in the notes to our consolidated financial statements. For financial reporting purposes, we will record distributions payable on the preferred securities in our consolidated statements of income.




   Our future reports filed under the Securities Exchange Act of 1934 will include a footnote to the audited consolidated financial statements stating that:

  . the trust is wholly-owned;

  . the sole assets of the trust are the debentures, specifying the outstanding principal amount, interest rate and maturity date; and

  . our obligations described in this prospectus, in the aggregate, constitute a full, irrevocable and unconditional guarantee on a subordinated basis by us of the obligations of the trust under the preferred securities.

   Under accounting rules of the SEC, we are not required to include separate financial statements of the trust in this prospectus because we will own all of the trust's voting securities, the trust has no independent operations, and we guarantee the payments on the preferred securities to the extent described in the prospectus.

                          BUSINESS OF ABC BANCORP


General


   Financial and other information relating to ABC Bancorp is set forth in ABC Bancorp's 2000 Annual Report on Form 10-K, Proxy Statement for the 2001 Annual Meeting of Shareholders filed on April 6, 2001, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, which are incorporated by reference herein and copies of which may be obtained from ABC Bancorp as indicated under "Where You Can Get More Information" on page 55. See "Documents Incorporated by Reference" on page 56.


   ABC Bancorp is an eleven-bank holding company that engages through its subsidiary banks, American Banking Company, Bank of Thomas County, Cairo Banking Company, Central Bank and Trust Company, Citizens Security Bank, First National Bank of South Georgia, Heritage Community Bank, Merchants & Farmers Bank, Southland Bank, The First Bank of Brunswick and Tri-County Bank, in providing full banking services to customers of its subsidiary banks. ABC Bancorp is engaged in a full range of traditional banking, mortgage banking, investment and insurance services to individual and corporate customers through its 34 banking locations.


Financial Summary


   We have maintained strong profitability while continuing to grow our franchise over the five-year period ending December 31, 2000. Operating and financial highlights for that period (not including data for Golden Isles Financial Holdings, Inc., the parent holding company of The First Bank of Brunswick, which we acquired on July 23, 2001, or for Tri-County Bank, which we acquired on April 13, 2001, both of which acquisitions were accounted for using the purchase method of accounting) include the following:


  . Our diluted earnings per share have increased at a compound annual growth rate of 8.53%.


  . Our tangible book value per share has increased at a compound annual growth rate of 7.48%.


  . Our total assets increased at a compound annual growth rate of 9.23%.

  . Our total loans increased at a compound annual growth rate of 12.24%.


  . Our total deposits increased at a compound annual growth rate of 7.83%.


  . Our return on average stockholders' equity has averaged 11.75%.


  . Our return on average assets has averaged 1.16%.


  . Our annual net charge-offs to average loans have averaged 0.46%.


   We attribute the strong profitability reflected in these results to the following:


  . We pursue full service, attentive, long-term relationships with our agricultural, commercial and retail customers. Our customer contact officers generally have long tenure with our subsidiary banks, which helps provide the continuity of service that we believe customers want. In our experience, satisfied customers are easier to retain and more profitable for our banks.


  . With a solid reputation and a broad range of products, our banks continue to capitalize on their tradition of attention to customer service. We have taken advantage of the local market disruption and some customers' big-bank aversion that has resulted from large out-of-town and out-of-state banks entering our market areas through acquisitions and de novo branching.


  . Our growth has come from internal loan and deposit sources as well as through acquisitions. Strategic branching, community involvement and customer service serve to gather deposits to fund loans.


  . By leveraging our agricultural, retail and commercial relationships and building a strong wealth management product line, the trust, securities and insurance services of our banks and branches have fueled growth in our noninterest income to 17.71% of our combined total net interest income and noninterest income in 2000, not including The First Bank of Brunswick or Tri-County Bank. These services supplement our interest differential banking business and contribute to our earnings growth.


Our Market Areas


   We have subsidiary banks in several high-growth market areas that offer favorable growth and profitability potential, including banks in the cities of Valdosta, Tifton and Cordele, which are located along the I-75 corridor of Georgia, a major north-south transportation artery. We also have banks in Albany, Georgia and Dothan, Alabama, both of which are developing commercial and industrial "hubs" where residents of the numerous smaller, surrounding cities find jobs, entertainment, consumer products and services and medical services.


   In April 2001, we completed the acquisition of a bank in northern Florida, and in June 2001 we acquired a branch of a competing bank in the same market area. We have combined these acquisitions into one bank with assets of approximately $75 million. One branch of this bank gives us a presence in the outskirts of the high-growth area surrounding Gainesville, Florida.


   The recent acquisition of The First Bank of Brunswick gives us additional growth and profitability potential. At the time of our merger with Golden Isles, The First Bank of Brunswick had total assets of approximately $149 million. The First Bank of Brunswick has its main office and one branch in the Georgia community of Brunswick, Georgia and two additional branches on St. Simons Island, Georgia, and Jekyll Island, Georgia. Brunswick is located directly on vital Atlantic Ocean shipping waterways and the I-95 corridor of Georgia. It is also in close proximity to some of the most popular beachfront property on the east coast of the United States (including Sea Island, St. Simons Island and Jekyll Island). All of these factors give us significant opportunities in commercial, residential, vacation resort and retirement resort growth and development potential.

Growth Strategy


   Our objective is to establish ABC Bancorp as a major financial institution in southern Georgia, southern Alabama and northern Florida and to provide a broad range of financial services in the markets that we serve. We intend to pursue this objective through a growth strategy of acquiring additional financial institutions within or near our market areas. Our acquisition strategy is focused on traditional community banks or thrifts located in attractive markets. While we engage in acquisition discussions from time to time, no such transactions are presently pending or under active negotiation.


   Several banks that compete with us have been acquired by large out-of-state financial institutions. We believe that, in many cases, the acquiring institutions have shifted the focus of the acquired banks away from the small- to medium-sized businesses that are the core of our marketing efforts. In addition, we believe that these changes have caused the acquired banks to alter their operating procedures and their approach to customer service. In contrast, the type of financial institutions we seek to acquire focus on these small- and medium-sized businesses and provide the relationship-oriented banking services desired in these markets. We believe that this strategy will afford us an opportunity to attract new customer relationships and to expand existing relationships.


   Although our growth strategy is currently focused on southern Georgia, southern Alabama and northern Florida, it is possible that as a result of consolidation within the banking industry generally, we may in the future look beyond this geographic area for acquisition opportunities. In addition to price and terms, other factors considered in determining the desirability of an acquisition candidate include financial condition, earnings potential, quality of management, market area and competitive environment. We also consider the value of operational efficiencies that can be achieved by integrating an acquisition candidate's operations with our centralized operations. We have built an infrastructure of quality senior managers and staff at the holding company level to manage certain centralized functions of our subsidiary banks, and each additional acquisition distributes this cost over more assets, resulting in greater efficiency and cost savings.


   Upon acquisition of a financial institution, we review the services offered by that institution to determine which of the additional services offered by ABC Bancorp should also be offered by the acquired institution in order to make it more competitive. Although we seek to improve the operations of acquired institutions by developing their management teams and by implementing our operational policies and procedures and reporting systems, each acquired institution retains the flexibility to adopt policies and procedures that accommodate the needs of its markets. Consistent with this strategy, we also consider establishing branches, loan production offices or other business facilities as a means of expanding our presence in current and new market areas.


Operating Strategy


   Our operating strategy emphasizes the following objectives:


  . Attract Core Deposits from Small- to Medium-sized Businesses. We believe that, in many cases, the larger financial institutions in our area have shifted the focus of the banks they have acquired away from the small- and medium-sized businesses that are the core of our marketing efforts. We, however, operate as a traditional community bank with conveniently located facilities and a professional, highly motivated staff and intend to continue to focus our marketing efforts on the small- and medium-sized businesses in our market area.


  . Expand Our Lending Base. We provide a broad range of commercial and retail lending services to corporations, partnerships and individuals, including agricultural, commercial business loans, commercial and residential real estate construction and mortgage loans, loan participations, consumer loans, revolving lines of credit and letters of credit. As of September 30, 2001, the highest concentrations of loans in our portfolio consisted of agricultural loans, which represented 17.3% of our outstanding loans, residential mortgage loans, which represented 21.1% of our outstanding loans, real estate mortgages on commercial property, which represented 36.5% of our outstanding loans, and other commercial and industrial loans, which represented 14.1% of our outstanding loans. We intend to further expand our lending base by fostering new relationships and maintaining and enhancing existing relationships with current and potential customers in our market areas. Our competitive rates and community bank service orientation favorably positions our subsidiary banks to increase their lending bases.


  . Adhere to Strict Credit Administration Standards. We continually seek to improve and maintain the asset quality of our loan portfolio by strictly adhering to our lending policy and by capitalizing on our lending experience. A majority of our loan officers have more than 10 years of experience in our market area which, we believe, makes them well qualified to evaluate loan underwriting criteria and the economic conditions of the communities in which they operate. We believe that our adherence to strict credit standards has helped us attain a percentage of nonperforming assets to total loans and OREO of 1.74% as of September 30, 2001 and net charge-offs of 0.15% of average loans through September 30, 2001.




  . Manage Interest Rate Risk. Because interest rates are determined by market forces and economic conditions and decisions beyond our control, we seek to maximize net interest income by maximizing the spread between the rate earned on interest-earning assets and the rate paid on interest-bearing liabilities. We are careful, however, to measure interest rate risk so that we do not maximize current earnings at the risk of expected acceptable income levels in the future. We seek to manage our interest rate risk by balancing, to the extent practicable, the average maturities of our interest-bearing liabilities with those of our interest-earning assets.


    Several decreases in key interest rates by the Federal Reserve during the nine-month period ended September 30, 2001 attributed to a decrease in our net interest margin. This occurred because the rate of yield on our variable-rate loans decreased immediately with each Federal Reserve decision to lower key interest rates, whereas most interest-bearing liabilities have fixed rates that cannot be decreased until maturity. Our strategy during this low point in the interest rate cycle is to structure fixed-rate deposits and borrowings for the longest term possible at the lower rates and to structure as many interest-earning assets as possible with variable rates. This strategy is designed to maximize our net interest margin and profitability and minimize our interest rate risk when the interest rate cycle reverses and key interest rates begin to move upward.


  . Continue to offer our customers up-to-date technology. We have a centralized internal data processing division, which offers our customers some of the most recent technological innovations in the banking industry, including statement imaging, advanced account research, telephone banking capabilities and internet banking. We believe that continuing to offer our customers up-to-date banking and account access technology gives us an advantage over our smaller competitors, most of which do not offer such services to their customers.


  . Control operating costs and maximize efficiency. We continuously look for opportunities to improve our operational efficiencies. ABC Bancorp and its subsidiary banks undergo a rigorous budgeting exercise in the fall of each year, and we thoroughly review budget comparison reports and account for variances throughout the year. We also continuously look for opportunities to centralize functions and responsibilities to improve efficiencies. Most of the operational departments at the holding company level serve to manage functions and responsibilities already centralized, including finance/accounting, human resources, data processing, management information systems, internal audit, marketing/retail and credit administration.


  . Manage Income from Funds Not Needed for Loans. Our investment policy permits each subsidiary bank to buy and sell securities to improve the quality of yields or marketability and to realign the composition of each bank's portfolio. Investment officers at each of our subsidiary banks monitor the bank's investment portfolio, report to each bank's investment committee and recommend portfolio strategies. Reports on all purchases, sales, net profits or losses and market appreciation or depreciation of each subsidiary bank's portfolio are reviewed by our board of directors each month. Once a year, our board of directors also reviews our company-wide written investment policy.


  . Emphasize Community Focus and Involvement. As part of our operating strategy, we are committed to local decision-making and input. We emphasize the autonomous operation of our subsidiary banks and allow each bank to tailor its services and products to the needs of its community. We encourage officers of our subsidiary banks to actively participate in community organizations. Each subsidiary bank maintains its community identity with a board of directors comprised of leading local citizens supplemented by our senior management. In addition, within credit and rate of return parameters, we attempt to ensure that our subsidiary banks meet the credit needs of their communities and invest in local municipal securities.


Investment Considerations Related to ABC Bancorp


 Changes in our allowance for loan losses could affect our profitability.


   In originating loans, there is always an expectation that some level of credit losses will be experienced. The risk of loss varies with, among other things, general economic conditions, the type of loan being made, the creditworthiness of the borrower over the term of the loan and, in the case of a collateralized loan, the quality of the collateral for the loan. Our management maintains an allowance for loan losses based on, among other things, historical experience, an evaluation of economic conditions and regular reviews of delinquencies and loan portfolio quality. Based upon these factors, management makes various assumptions and judgments about the ultimate chance of collection of our loan portfolio and creates an allowance for potential loan losses based upon a percentage of the outstanding balances and for specific loans when their ultimate chance of being collected is considered questionable.


   As of September 30, 2001, the allowance for loan losses was approximately $14.1 million, which represents 1.79% of the total amount of loans, nonperforming loans were approximately $12.5 million and total nonperforming assets were approximately $13.8 million.


   Our nonperforming loans and assets increased in the third quarter of 2001 by $3.1 million from acquisitions and by $3.95 million from the deterioration of commercial loans to a single borrower. The original aggregate balance of loans to this single borrower totaled $5.6 million, and as of September 30, 2001, the remaining balance was $3.95 million. The difference of $1.65 million between the original balance and the balance as of September 30, 2001 consists of $500,000 that was repaid by the borrower, $750,000 that was charged off and $400,000 that was satisfied by the liquidation of shorter-term collateral. Though non-accruing, the remaining balance is secured by longer-term collateral, including real estate and inventory. We have established a specific reserve for the remaining balance of $200,000 that we believe, together with the longer-term collateral, will be sufficient to cover any loss on those loans. We also believe that the deterioration of these loans to this single borrower is an isolated occurrence and is not indicative of problems with other loans in our portfolio.


   Our allowance for loan losses provides coverage of 113.4% of total nonperforming loans and 102.5% of total nonperforming assets. It is possible, however, that our allowance will prove insufficient to cover future loan losses, and future adjustments may be necessary if economic conditions differ substantially from the assumptions used or adverse developments arise with respect to our nonperforming or performing loans. In particular, approximately 17.3% of our outstanding loans are agricultural loans, and we consider a significant portion of our commercial and industrial loans to be agricultural-related. These loans carry risks that are often difficult to predict. Material additions to our allowance for loan losses would result in a decrease in our net income and, possibly, our capital and could result in our inability to pay dividends, among other adverse consequences.


 Changes in interest rates could have an adverse effect on our income.


   Our profitability depends to a large extent upon our net interest income. Net interest income is the difference between interest income on interest-earning assets, such as loans and investments, and interest expense on interest-bearing liabilities, such as deposits and borrowings. Generally, in a period of decreasing short term interest rates (such as the recent decrease in short term interest rates resulting from the Federal Reserve's decisions to lower rates nine consecutive times in 2001), spreads on interest-earning assets (and therefore interest income) may also decrease. Conversely, in a period of rising short term interest rates, spreads on interest-earning assets and interest income may increase. Our net interest income will be adversely affected if market interest rates change such that the interest we have to pay on deposits and borrowings increases faster than the interest we earn on loans and investments.


 We may experience difficulties in managing our growth.


   We have achieved significant growth during the past six years through strategic acquisitions and internal growth, and our strategy contemplates further growth and expansion. Our growth strategy involves a variety of risks, including our ability to:


  . attract the management talent needed to maintain adequate depth of management throughout our organization as we continue to grow in the future;


  . maintain adequate sources of funding at attractive pricing;


  . maintain adequate underwriting practices and policies, as well as monitoring systems, to maintain credit quality and manage a growing loan portfolio in the future;


  . implement appropriate policies, procedures and operating systems necessary to support a larger organization while preserving our community bank orientation and low net overhead ratios; and


  . integrate the businesses, systems, employees, locations, customers and corporate cultures of the financial institutions we acquire.


   Failure to address these issues successfully as we grow could adversely affect our results of operations and financial condition.


 We have a continuing need for technological change, but many of our competitors have substantially greater resources to invest in technological improvements than we do.


   The financial services industry is undergoing rapid technological changes with frequent introductions of new technology-driven products and services. In addition to better serving customers, the effective use of technology increases efficiency and enables financial institutions to reduce costs. Our future success and ability to implement our growth strategy will depend in part upon our ability to address the needs of our customers by using technology to provide products and services that will satisfy customer demands for convenience as well as to create additional efficiencies in our operations. Many of our larger competitors have substantially greater resources to invest in technological improvements than we do. We may not be able to effectively implement new technology-driven products and services or be successful in marketing such products and services to our customers


 Competition in the banking industry is intense, and if we do not compete effectively, our profitability is likely to decrease.


   Competition in the banking and financial services industry is intense, and our profitability depends upon our subsidiary banks' continued ability to compete in their market areas. In their primary market areas, our subsidiary banks compete with other commercial banks, savings and loan associations, credit unions, finance companies, mutual funds, insurance companies and brokerage and investment banking firms operating locally and elsewhere. In addition, because the Gramm-Leach-Bliley Act now permits banks, securities firms and insurance companies to affiliate, a number of larger financial institutions and other corporations offering a wider variety of financial services than we currently offer could enter and aggressively compete in the markets we currently serve. Many of these competitors have substantially greater resources and lending limits than our subsidiary banks and may offer certain services that our subsidiary banks do not or cannot provide.

 Unfavorable economic conditions in our geographic markets could result in increased loan losses and otherwise affect our financial condition.


   Our success is dependent, in part, upon the general economic conditions in the geographic areas served by our subsidiary banks, southern Georgia, southern Alabama and northern Florida. Adverse changes in the geographic markets that our subsidiary banks serve would likely impair their ability to collect loans and could otherwise have a negative effect on our financial condition. We cannot assure you that favorable economic development will continue or occur or that our expectation of corresponding growth will be achieved. Examples of occurrences which could adversely affect our market areas include, among other things:


  . decline in agricultural commodity prices;


  . adverse effects of weather on agricultural production;


  . industrial plant closures, cutbacks or layoffs;


  . decisions by the Federal government to close military bases;


  . decisions by the Federal government to change agricultural commodity subsidy programs that currently mitigate some of the risks associated with agricultural-related loans; and


  . acts of terrorism and of war, in our market areas, nationally or worldwide.


 Regulatory or legislative changes could reduce our profitability or impair our ability to conduct our business.


   Bank holding companies and banks operate in a highly regulated environment and are subject to supervision and examination by several federal and state regulatory agencies. We are subject to The Bank Holding Company Act of 1956 and to regulation and supervision by the Federal Reserve, and our subsidiary banks are also subject to the regulation and supervision of the Federal Deposit Insurance Corporation (or the "FDIC"), the Office of the Comptroller of the Currency, the Georgia Department of Banking and Finance, the Alabama State Banking Department and the Florida Department of Banking and Finance. Changes in monetary or legislative policies may affect the ability of our subsidiary banks to attract deposits and make loans and could adversely affect our profitability. Federal and state laws and regulations govern matters ranging from the regulation of certain debt obligations, changes in control of bank holding companies and the maintenance of adequate capital for the general business operations and financial condition of our subsidiary banks, including permissible types, amounts and terms of loans and investments, the amount of reserves against deposits, restrictions on dividends, establishment of branch offices, and the maximum rate of interest that may be charged by law. The Federal Reserve also possesses cease-and-desist powers over bank holding companies to prevent or remedy unsafe or unsound practices or violations of law. These and other restrictions limit the manner by which ABC Bancorp and its subsidiary banks may conduct their businesses and obtain financing. Furthermore, the commercial banking business is also affected by the monetary policies of the Federal Reserve. These monetary policies have had, and are expected to continue to have, significant effects on the operating results of commercial banks.


 Our ability to operate and develop our business successfully depends to a significant extent on our senior management infrastructure.


   Our continued success depends in large part upon the services of Kenneth J. wHunnicutt, our Chairman of the Board and Chief Executive Officer, Mark D. Thomas, our President and Chief Operating Officer, and W. Edwin Lane, Jr., an Executive Vice President and our Chief Financial Officer. Losing the services of Messrs. Hunnicutt, Thomas and Lane, or any one of them, could adversely affect our operations. The successful development of our business will also depend, in part, on our ability to continue to attract and retain qualified officers and employees.


 If our quarterly operating results do not meet our expectations, our ability to execute our business plan could suffer.


   Our quarterly operating results have varied in the past and are expected to do so in the future. These variations can result from our internal operations or from outside market forces, such as the weather, the general economy and the agricultural industry in the southeastern United States and the regulation of banks and the financial services industry. Also, in response to competitive pressures or new product or service introductions, we may take certain pricing or marketing actions that could adversely affect our quarterly operating results. Our expense levels are based, in part, on our expectations as to margins and fee revenues from the customers of our subsidiary banks. If margins and fees are below expectations, then we may be unable to adjust spending sufficiently in a timely manner to compensate for the unexpected shortfall. This could also adversely affect our ability to execute our business plan.


                                  MANAGEMENT

   We believe that the continued successful development of our business will depend, in part, on our ability to continue to attract and retain qualified officers and employees. In addition to Kenneth J. Hunnicutt, our Chairman of the Board and Chief Executive Officer, Mark D. Thomas, our President and Chief Operating Officer, and W. Edwin Lane, Jr., an Executive Vice President and our Chief Financial Officer, our business is supported by five other senior vice presidents, 11 subsidiary bank presidents with a minimum of 10 years of experience managing community banks and other company executives and employees with significant experience in our industry.

   Our directors and executive officers and their principal position(s) with us are shown in the table below.

   Name                                         Position(s)
   ----                                         -----------
   Kenneth J. Hunnicutt.... Director; Chairman and Chief Executive Officer
   Mark D. Thomas.......... Director; President and Chief Operating Officer
   W. Edwin Lane, Jr....... Executive Vice President and Chief Financial Officer
   Johnny W. Floyd......... Director
   J. Raymond Fulp......... Director
   Daniel B. Jeter......... Director
   Robert P. Lynch......... Director
   Eugene M. Vereen, Jr.... Director
   Doyle Weltzbarker....... Director
   Henry C. Wortman........ Director

   Johnny W. Floyd (age 62) has been a director since 1995. Mr. Floyd currently serves as the Chairman of the Board of Directors of Central Bank and Trust, of which he has been a director since 1986. Mr. Floyd is the President of Floyd Timber Company, a forestry products company, and the President of Cordele Realty. Mr. Floyd has also been a member of the Georgia House of Representatives since 1989.

   Daniel B. Jeter (age 49) has been a director since 1997. Mr. Jeter is the Vice-President and the majority shareholder of Standard Discount Corporation ("Standard"), a consumer finance company. Mr. Jeter joined Standard, a family-owned business, in March 1979 and is an officer and director of each of Standard's several affiliates. In addition, Mr. Jeter serves as a director and officer of the Georgia Industrial Loan Corporation and director of the Georgia Financial Services Association.

   Mark D. Thomas (age 47) has been a director of ABC Bancorp since 1999. Mr. Thomas served as Executive Vice President from 1999 until earlier this year, when he was appointed President. Mr. Thomas has also been Chief Operating Officer of ABC Bancorp since July 20, 1999. From September 1977 through July 1999, Mr. Thomas was employed by First Union National Bank, where he served as Senior Vice President and State Consumer Banking Executive for First Union's Tennessee subsidiary. Mr. Thomas currently serves as a director of each of our subsidiary banks. Mr. Thomas resides in Moultrie, Georgia, and is on the Board of Directors of the United Way of Colquitt County, the Moultrie YMCA and the Colquitt Regional Hospice, and also serves on the Public Affairs Committee of Georgia Bankers Association.

   J. Raymond Fulp (age 56) became a director of ABC Bancorp in 1989 and has been a director of Citizens Security Bank since 1987 and Chairman since 2000.

   Robert P. Lynch (age 37) was appointed by the Board on February 15, 2000 to serve out the remainder of the term of his father, Hal L. Lynch, who retired from the Board, effective as of the date of the 2000 Annual Meeting of Shareholders. Mr. Lynch currently operates Motor Finance Co. in Jacksonville, Florida.

   Henry C. Wortman (age 62) has been a director since 1990. Mr. Wortman has also been Vice Chairman and a director of Heritage Community Bank since 1988. Mr. Wortman has been a principal partner of Jackson & Wortman LLC, a dairy, pecan, timber and general farming operation based in Quitman, Georgia, since 1965. Mr. Wortman is also President of JWIT, LLC, and is a member of the Georgia Agricultural Commodity Commission for Milk and a member of the Board of Directors of the Georgia-Florida Fertilizer Company.

   Eugene M. Vereen, Jr. (age 80) has been a director since 1981. Mr. Vereen was the Chairman of the Board from 1981 to April 19, 1995 and Chief Executive Officer of ABC Bancorp from 1981 to 1994. Mr. Vereen is President and director of M.I.A., Co., a real estate holding and investment company. He now serves as Chairman of the Board Emeritus of ABC Bancorp and President Emeritus of American Banking Company.

   Kenneth J. Hunnicutt (age 64) has been a director since 1981. Mr. Hunnicutt has also been Chief Executive Officer of ABC Bancorp since 1994, and served as President from 1981 until earlier this year, when he was appointed Chairman of the Board. Mr. Hunnicutt also serves on the advisory board of Norfolk Southern Corporation, which owns Norfolk Southern Railroad.

   Doyle Weltzbarker (age 66) has been a director since 1985 and was Vice Chairman of the Board from 1995 through 1998 and Chairman from 1998 until earlier this year. Since 1985, Mr. Weltzbarker has served as a director and President of West End Milling Company, a feed manufacturing business, and Brooksco Dairy, LLC, a livestock and farming business. Mr. Weltzbarker also serves as a director and officer of Southeast Milk, Inc., of Georgia-Florida Fertilizer Co. and the Georgia Agribusiness Council. Mr. Weltzbarker serves on the advisory board of Norfolk Southern Corporation.

   W. Edwin Lane, Jr. (age 46), has served as Executive Vice President and Chief Financial Officer of ABC Bancorp since January 1, 1995. Mr. Lane served as Controller of First Liberty Bank, Macon, Georgia, from August 1992 to December 1994. Mr. Lane was associated with Mauldin & Jenkins, Certified Public Accountants, from 1985 to 1992, where he served as an audit manager from 1989 to 1992.

                            DESCRIPTION OF THE TRUST

   ABC Bancorp Capital Trust I is a statutory business trust formed pursuant to the Delaware Business Trust Act under a trust agreement executed by us, as depositor, and the trustees named in the trust agreement. A certificate of trust has been filed with the Delaware Secretary of State. The trust agreement will be amended and restated in its entirety in the form filed as an exhibit to the registration statement of which this prospectus is a part, as of the date the preferred securities are initially issued. The trust agreement will be qualified under the Trust Indenture Act of 1939.

   The following discussion contains a description of the material terms of the trust agreement of the trust and is subject to, and is qualified in its entirety by reference to, the amended and restated trust agreement and the Trust Indenture Act. We urge prospective investors to read the form of amended and restated trust agreement, which is filed as an exhibit to the registration statement of which this prospectus forms a part.

   The holders of the preferred securities issued in the offering described in this prospectus will own all of the issued and outstanding preferred securities of the trust which have certain prior rights over the other securities of the trust. We will not initially own any of the preferred securities. We will acquire common securities in an amount equal to at least 3% of the total capital of the trust and will initially own, directly or indirectly, all of the issued and outstanding common securities. The common securities, together with the preferred securities, are called the trust securities.

   The trust exists exclusively for the purposes of:

  . issuing and selling the preferred securities to the public for cash;

  . issuing and selling its common securities to us in exchange for our capitalization of the trust;

  . investing the proceeds from the sale of the trust securities in an equivalent amount of debentures; and

  . engaging in other activities that are incidental to those listed above, such as receiving payments on the debentures and making distributions to securities holders, furnishing notices and other administrative tasks.

   The trust will not have any independent business operations or any assets, revenues or cash flows other than those related to the issuance and administration of the trust securities.

   The rights of the holders of the trust securities are as set forth in the trust agreement, the Delaware Business Trust Act and the Trust Indenture Act. The trust agreement does not permit the trust to borrow money or make any investment other than in the debentures. Other than with respect to the trust securities, we have agreed to pay for all debts and obligations and all costs and expenses of the trust, including the fees and expenses of the trustees and any income taxes, duties and other governmental charges, and all costs and expenses related to these charges, to which the trust may become subject, except for United States withholding taxes that are properly withheld.

   The number of trustees of the trust will, under the trust agreement, initially be five. Three of the trustees, whom we refer to as the "administrative trustees," will be persons who are employees or officers of or who are affiliated with us. They are the administrative trustees. The fourth trustee will be an entity that maintains its principal place of business in the State of Delaware. It is the Delaware trustee. Initially, Wilmington Trust Company, a Delaware banking corporation, will act as the Delaware trustee. The fifth trustee, called the property trustee, will initially be Wilmington Trust Company. The property trustee is the institutional trustee under the trust agreement and acts as the indenture trustee called for under the applicable provisions of the Trust Indenture Act. Also for purposes of compliance with the Trust Indenture Act, Wilmington Trust Company will act as guarantee trustee and indenture trustee under the guarantee agreement and the indenture. See "Description of the Debentures" beginning on page 36 and "Description of the Guarantee" beginning on page 45. We, as holder of all of the common securities, will have the right to appoint or remove any trustee unless an event of default under the indenture has occurred and is continuing, in which case only the holders of the preferred securities may remove the Delaware trustee or the property trustee. The trust has a term of approximately 30 years but may terminate earlier as provided in the trust agreement.

   The property trustee will hold the debentures for the benefit of the holders of the trust securities and will have the power to exercise all rights, powers and privileges under the indenture as the holder of the debentures. In addition, the property trustee will maintain exclusive control of a segregated, non-interest-bearing "payment account" established with Wilmington Trust Company to hold all payments made on the debentures for the benefit of the holders of the trust securities. The property trustee will make payments of distributions and payments on liquidation, redemption and otherwise to the holders of the trust securities out of funds from the payment account. The guarantee trustee will hold the guarantee for the benefit of the holders of the preferred securities. We will pay all fees and expenses related to the trust and the offering of the preferred securities, including the fees and expenses of the trustees.

                    DESCRIPTION OF THE PREFERRED SECURITIES

   The preferred securities will be issued under the trust agreement. For more information about the trust agreement, see "Description of the Trust" beginning on page 22. Wilmington Trust Company will act as property trustee for the preferred securities under the trust agreement for purposes of complying with the provisions of the Trust Indenture Act. The terms of the preferred securities will include those stated in the trust agreement and those made part of the trust agreement by the Trust Indenture Act.

   The following discussion contains a description of the material provisions of the preferred securities and is subject to, and is qualified in its entirety by reference to, the trust agreement and the Trust Indenture Act. We urge prospective investors to read the form of amended and restated trust agreement, which is filed as an exhibit to the registration statement of which this prospectus forms a part.

General

   The trust agreement authorizes the administrative trustees, on behalf of the trust, to issue the trust securities, which are comprised of 2,500,000 preferred securities to be sold to the public and 77,321 common securities which we will acquire. In the event the underwriters exercise the over-allotment option, the trust agreement authorizes the administrative trustees, on behalf of the trust, to issue an additional 375,000 preferred securities to the public and 11,598 common securities to us. We will own all of the common securities issued by the trust. The trust is not permitted to issue any securities other than the trust securities or to incur any indebtedness.

   The preferred securities will represent preferred undivided beneficial interests in the assets of the trust, and the holders of the preferred securities will be entitled to a preference over the common securities upon an event of default under the indenture with respect to distributions and amounts payable on redemption or liquidation. The preferred securities will rank equally, and payments on the preferred securities will be made proportionally, with the common securities, except as described under the caption "-- Subordination of Common Securities" on page 28.


   The property trustee will hold legal title to the debentures in trust for the benefit of the holders of the trust securities. We will guarantee the payment of distributions out of money held by the trust, and payments upon redemption of the preferred securities or liquidation of the trust, to the extent described under the caption "Description of the Guarantee" beginning on page 45. The guarantee agreement does not cover the payment of any distribution or the liquidation amount when the trust does not have sufficient funds available to make these payments.


Distributions

   Source of Distributions. The funds of the trust available for distribution to holders of the preferred securities will be limited to payments made under the debentures, which the trust will purchase with the proceeds from the sale of the trust securities. Distributions will be paid through the property trustee, which will hold the amounts received from our interest payments on the debentures in the payment account for the benefit of the holders of the trust securities. If we do not make interest payments on the debentures, the property trustee will not have funds available to pay distributions on the preferred securities.

   Payment of Distributions. Distributions on the preferred securities will be
payable at the annual rate of     % of the $10 stated liquidation amount per
preferred security, payable quarterly on March 31, June 30, September 30 and December 31 of each year, to the holders of the preferred securities on the relevant record dates. So long as the preferred securities are represented by a global security, as described below, the record date will be the business day immediately preceding the relevant distribution date. The first distribution date for the preferred securities will be December 31, 2001.

   Distributions will accumulate from the date of issuance, will be cumulative and will be computed on the basis of a 360-day year consisting of twelve 30-day months. If the distribution date is not a business day, then payment of the distributions will be made on the next day that is a business day without any additional interest or other payment for the delay. However, if the next business day is in the next calendar year, payment of the distribution will be made on the business day immediately preceding the scheduled distribution date. When we use the term "business day," we mean any day other than a Saturday, a Sunday, a day on which banking institutions in New York, New York or the property trustee's Wilmington, Delaware office are authorized or required by law, regulation or executive order to remain closed or a day on which the corporate trust office of the property trustee or the indenture trustee is closed for business.

   Extension Period. As long as no event of default under the indenture has occurred and is continuing, we have the right to defer the payment of interest on the debentures at any time for a period not exceeding 20 consecutive quarters. We refer to this period of deferral as an "extension period." No extension period may extend beyond September 30, 2031 or end on a date other than an interest payment date, which dates are the same as the distribution dates. If we defer the payment of interest, quarterly distributions on the preferred securities will also be deferred during any such extension period. Any deferred distributions under the preferred securities will accumulate
additional amounts at the annual rate of     %, compounded quarterly from the
relevant distribution date. The term "distributions," as used in this prospectus, includes those accumulated amounts.

   During an extension period, we may not:

  . declare or pay any dividends or distributions on, or redeem, purchase, acquire or make a liquidation payment with respect to, any of our capital stock, other than stock dividends, non-cash dividends in connection with the implementation of a shareholder rights plan, purchases of common stock in connection with employee benefit plans or in connection with the reclassification of any class of our capital stock into another class of capital stock, or allow any of our direct or indirect subsidiaries to do the same with respect to their capital stock, other than the payment of dividends or distributions to us or to any of our direct or indirect subsidiaries;

  . make, or allow any of our direct or indirect subsidiaries to make, any payment of principal, interest or premium on or repay, repurchase or redeem any debt securities that rank equally, or junior to, the debentures;

  . make, or allow any of our direct or indirect subsidiaries to make, any guarantee payments with respect to any guarantee by us of any debt securities if the guarantee ranks equally with or junior to the debentures, other than payments under the guarantee; or

  . redeem, purchase or acquire less than all of the debentures or any of the preferred securities.

   After the termination of any extension period and the payment of all amounts due, we may elect to begin a new extension period, subject to the above requirements.

   We do not currently intend to exercise our right to defer distributions on the preferred securities by deferring the payment of interest on the debentures.

Redemption or Exchange

   General. Subject to the prior approval of the Federal Reserve, if required, we will have the right to redeem the debentures:

  . in whole at any time, or in part from time to time, on or after September
    30, 2006;

  . at any time, in whole, within 180 days following the occurrence of a Tax
    Event, an Investment Company Event or a Capital Treatment Event, which terms we define below; or

  . at any time, to the extent of any preferred securities we repurchase, plus a proportionate amount of the common securities we hold.

   Mandatory Redemption. Upon our repayment or redemption, in whole or in part, of any debentures, whether on September 30, 2031 or earlier, the property trustee will apply the proceeds to redeem the same amount of the trust securities, upon not less than 30 days nor more than 60 days notice, at the redemption price. The redemption price will equal 100% of the aggregate liquidation amount of the trust securities plus all accumulated and unpaid distributions to the date of redemption. If less than all of the debentures are to be repaid or redeemed on a date of redemption, then the proceeds from such repayment or redemption will be allocated to redemption of preferred securities and common securities proportionately.

   Distribution of Debentures in Exchange for Preferred Securities. Upon prior approval of the Federal Reserve, if required by law or regulation, we will have the right at any time to dissolve, wind-up or terminate the trust and, after satisfaction of the liabilities of creditors of the trust as provided by applicable law, including, without limitation, amounts due and owing the trustees of the trust, cause the debentures to be distributed directly to the holders of trust securities in liquidation of the trust. See "--Liquidation Distribution Upon Termination" beginning on page 29.


   After the liquidation date fixed for any distribution of debentures in exchange for preferred securities:

  . those trust securities will no longer be deemed to be outstanding;

  . certificates representing debentures in a principal amount equal to the liquidation amount of those preferred securities will be issued in exchange for the preferred securities certificates;

  . we will use our best efforts to list the debentures on the American Stock
    Exchange or on another national securities exchange or to include them in The Nasdaq National Market;

  . any certificates representing trust securities that are not surrendered for exchange will be deemed to represent debentures with a principal amount equal to the liquidation amount of those preferred securities, accruing interest at the rate provided for in the debentures from the last distribution date on the preferred securities; and

  . all rights of the trust security holders other than the right to receive debentures upon surrender of a certificate representing trust securities will terminate.

   We cannot assure you that the market prices for the preferred securities or the debentures that may be distributed if a dissolution and liquidation of the trust were to occur would be favorable. The preferred securities that an investor may purchase, or the debentures that an investor may receive on dissolution and liquidation of the trust, may trade at a discount to the price that the investor paid to purchase the preferred securities.

   Redemption upon a Tax Event, Investment Company Event or Capital Treatment Event. If a Tax Event, an Investment Company Event or a Capital Treatment Event occurs, then we will have the right to redeem the debentures in whole, but not in part, and thereby cause a mandatory redemption of all of the trust securities at the redemption price. If one of these events occurs and we do not elect to redeem the debentures or to dissolve the trust and cause the debentures to be distributed to holders of the trust securities, then the preferred securities will remain outstanding and additional interest may be payable on the debentures. See "Description of the Debentures--Redemption" on page 38.


   "Tax Event" means the receipt by the trust and us of an opinion of counsel experienced in such matters stating that, as a result of any change or prospective change in the laws or regulations of the United States or any political subdivision or taxing authority of the United States, or as a result of any official administrative pronouncement or judicial decision interpreting or applying the tax laws or regulations, there is more than an insubstantial risk that:

  . interest payable by us on the debentures is not, or within 90 days of the date of the opinion will not be, deductible by us, in whole or in part, for federal income tax purposes;

  . the trust is, or will be within 90 days after the date of the opinion, subject to federal income tax with respect to income received or accrued on the debentures; or

  . the trust is, or will be within 90 days after the date of the opinion, subject to more than an immaterial amount of other taxes, duties, assessments or other governmental charges.

   "Investment Company Event" means the receipt by the trust and us of an opinion of counsel experienced in such matters to the effect that the trust is or will be considered an "investment company" that is required to be registered under the Investment Company Act, as a result of a change in law or regulation or a change in interpretation or application of law or regulation.

   "Capital Treatment Event" means the receipt by the trust and us of an opinion of counsel experienced in such matters to the effect that there is more than an insubstantial risk of impairment of our ability to treat the preferred securities as Tier 1 capital for purposes of the current capital adequacy guidelines of the Federal Reserve, as a result of any amendment to any laws or any regulations.

   For all of the events described above, we or the trust must request and receive an opinion with regard to the event within a reasonable period of time after we become aware of the possible occurrence of an event of this kind.

   Redemption of Debentures in Exchange for Preferred Securities We
Repurchase. Upon prior approval of the Federal Reserve, if then required by law or regulation, we will also have the right at any time, and from time to time, to redeem debentures in exchange for any preferred securities we may have repurchased in the market. If we elect to surrender any preferred securities beneficially owned by us in exchange for redemption of a like amount of debentures, we will also surrender a proportionate amount of common securities in exchange for debentures.

   The common securities we surrender will be in the same proportion to the preferred securities we surrender as is the ratio of common securities purchased by us to the preferred securities issued by the trust. In exchange for the trust securities surrendered by us, the property trustee will cause to be released to us for cancellation debentures with a principal amount equal to the liquidation amount of the trust securities, plus any accumulated but unpaid distributions, if any, then held by the property trustee allocable to those trust securities. After the date of redemption involving an exchange by us, the trust securities we surrender will no longer be deemed outstanding and the debentures redeemed in exchange for the trust securities will be canceled.

Redemption Procedures

   Preferred securities will be redeemed at the redemption price with the applicable proceeds from our contemporaneous redemption of the debentures. Redemptions of the preferred securities will be made, and the redemption price will be payable, on each redemption date only to the extent that the trust has funds available for the payment of the redemption price.

   Notice of any redemption will be mailed at least 30 days but not more than 60 days before the date of redemption to each holder of trust securities to be redeemed at its registered address. Unless we default in payment of the redemption price on the debentures, interest will cease to accumulate on the debentures called for redemption on and after the date of redemption.

   If the trust gives notice of redemption of its trust securities, then the property trustee, to the extent funds are available, will irrevocably deposit with the depositary for the trust securities funds sufficient to pay the aggregate redemption price and will give the depositary for the trust securities irrevocable instructions and authority to pay the redemption price to the holders of the trust securities. See "Book-Entry Issuance" beginning on page 44. If the preferred securities are no longer in book-entry only form, the property trustee, to the extent funds are available, will deposit with the designated paying agent for such preferred securities funds sufficient to pay the aggregate redemption price and will give the paying agent irrevocable instructions and authority to pay the redemption price to the holders upon surrender of their certificates evidencing the preferred securities. Notwithstanding the foregoing, distributions payable on or prior to the date of redemption for any trust securities called for redemption will be payable to the holders of the trust securities on the relevant record dates for the related distribution dates.

   If notice of redemption has been given and we have deposited funds as required, then on the date of the deposit all rights of the holders of the trust securities called for redemption will cease, except the right to receive the redemption price, but without interest on such redemption price after the date of redemption. The trust securities will also cease to be outstanding on the date of the deposit. If any date fixed for redemption of trust securities is not a business day, then payment of the redemption price payable on that date will be made on the next day that is a business day without any additional interest or other payment in respect of the delay. However, if the next business day is in the next succeeding calendar year, payment of the interest will be made on the immediately preceding business day.

   If payment of the redemption price in respect of trust securities called for redemption is improperly withheld or refused and not paid by the trust, or by us pursuant to the guarantee, then distributions on the trust securities will continue to accumulate at the applicable rate from the date of redemption originally established by the trust for the trust securities to the date the redemption price is actually paid. In this case, the actual payment date will be considered the date fixed for redemption for purposes of calculating the redemption price. See "Description of the Guarantee" beginning on page 45.


   Payment of the redemption price on the preferred securities and any distribution of debentures to holders of preferred securities will be made to the applicable recordholders as they appear on the register for the preferred securities on the relevant record date. As long as the preferred securities are represented by a global security, the record date will be the business day immediately preceding the date of redemption or liquidation date, as applicable.

   If less than all of the trust securities are to be redeemed, then the aggregate liquidation amount of the trust securities to be redeemed will be allocated proportionately among the common securities and the preferred securities based upon the relative liquidation amounts. Of the amount allocated to the preferred securities, the particular preferred securities to be redeemed will be selected by the property trustee from the outstanding preferred securities not previously called for redemption by a method the property trustee deems fair and appropriate, except that if we instruct the property trustee to redeem preferred securities purchased by us in connection with our redemption of a like amount of debentures, then the property trustee will select the particular preferred securities held by us for redemption. This method may provide for the redemption of portions equal to $10 or an integral multiple of $10 of the liquidation amount of the preferred securities. The property trustee will promptly notify the registrar for the preferred securities in writing of the preferred securities selected for redemption and, in the case of any preferred securities selected for partial redemption, the liquidation amount to be redeemed.

   Subject to applicable law, and if we are not exercising our right to defer interest payments on the debentures, we may, at any time, purchase outstanding preferred securities.

Subordination of Common Securities

   Payment of distributions on, and the redemption price of, the preferred securities and common securities of the trust will be made based on the liquidation amount of these securities. However, if an event of default under the indenture has occurred and is continuing, then no distributions on or redemption of the common securities may be made unless payment in full in cash of all accumulated and unpaid distributions on all of the outstanding preferred securities for all distribution periods terminating on or before that time, or in the case of payment of the redemption price, payment of the full amount of the redemption price on all of the outstanding preferred securities then called for redemption, has been made or provided for. All funds available to the property trustee will first be applied to the payment in full in cash of all distributions on, or the redemption price of, the preferred securities then due and payable.

   In the case of the occurrence and continuance of any event of default under the trust agreement resulting from an event of default under the indenture, we, as holder of the common securities, will be deemed to have waived any right to act with respect to that event of default under the trust agreement until the effect of the event of default has been cured, waived or otherwise eliminated. Until the event of default under the trust agreement has been so cured, waived or otherwise eliminated, the property trustee will act solely on behalf of the holders of the preferred securities and not on our behalf, and only the holders of the preferred securities will have the right to direct the property trustee to act on their behalf.

Liquidation Distribution Upon Termination

   We will have the right at any time to dissolve, wind-up or terminate the trust and cause the debentures to be distributed to the holders of the preferred securities. This right is subject, however, to us receiving approval of the Federal Reserve, if then required by law or regulation.

   In addition, the trust will automatically terminate upon expiration of its term and will terminate earlier on the first to occur of:

  . our bankruptcy, dissolution or liquidation;

  . the distribution of a like amount of the debentures to the holders of trust securities, if we have given written direction to the property trustee to terminate the trust;

  . redemption of all of the preferred securities, as described on page 25 under the caption "--Redemption or Exchange--Mandatory Redemption;" or

  . the entry of a court order for the dissolution of the trust.

   With the exception of a redemption, as described on page 25 under the caption "--Redemption or Exchange--Mandatory Redemption," if an early termination of the trust occurs, the trust will be liquidated by the administrative trustees as expeditiously as they determine to be possible. After satisfaction of liabilities to creditors of the trust as provided by applicable law, the trustees will distribute to the holders of trust securities, debentures:


  . in an aggregate stated principal amount equal to the aggregate stated liquidation amount of the trust securities;

  . with an interest rate identical to the distribution rate on the trust securities; and

  . with accrued and unpaid interest equal to accumulated and unpaid distributions on the trust securities.

   If the property trustee determines that the distribution of debentures is not practical, then the holders of trust securities will be entitled to receive, instead of debentures, a proportionate amount of the liquidation distribution. The liquidation distribution will be the amount equal to the aggregate of the liquidation amount plus accumulated and unpaid distributions to the date of payment. If the liquidation distribution can be paid only in part because the trust has insufficient assets available to pay in full the aggregate liquidation distribution, then the amounts payable directly by the trust on the trust securities will be paid on a proportional basis, based on liquidation amounts, to us, as the holder of the common securities, and to the holders of the preferred securities. However, if an event of default under the indenture has occurred and is continuing, the preferred securities will have a priority over the common securities. See "--Subordination of Common Securities" on page 28.

   Under current United States federal income tax law and interpretations and assuming that the trust is treated as a grantor trust, as is expected, in the opinion of our counsel, a distribution of the debentures should not be a taxable event to holders of the preferred securities. Should there be a change in law, a change in legal interpretation, a Tax Event or another circumstance, however, the distribution could be a taxable event to holders of the preferred securities. See "Federal Income Tax Consequences--Receipt of Debentures or Cash Upon Liquidation of the Trust" on page 51 for more information regarding a taxable distribution.


   If we do not elect to redeem the debentures prior to maturity or to liquidate the trust and distribute the debentures to holders of the preferred securities, the preferred securities will remain outstanding until the repayment of the debentures. If we elect to dissolve the trust and thus cause the debentures to be distributed to holders of the preferred securities in liquidation of the trust, we will continue to have the right to shorten the maturity of the debentures. See "Description of the Debentures--General" beginning on page 36.


Liquidation Value

   The amount of the liquidation distribution payable on the preferred securities in the event of any liquidation of the trust is $10 per preferred security plus accumulated and unpaid distributions to the date of payment, which may be in the form of a distribution of debentures having a liquidation value and accrued interest of an equal amount. See "--Liquidation Distribution Upon Termination" beginning on page 29.


Events of Default; Notice

   Any one of the following events constitutes an event of default under the trust agreement with respect to the preferred securities:

  . the occurrence of an event of default under the indenture, as described on page 41 under the caption "Description of the Debentures--Debenture Events of Default";


  . a default by the trust in the payment of any distribution when it becomes due and payable, and continuation of the default for a period of 30 days;

  . a default by the trust in the payment of any redemption price of any of the trust securities when it becomes due and payable; or

  . a default in the performance, or breach, in any material respect, of any covenant or warranty of the trustees in the trust agreement, other than those defaults covered in the previous two points, and continuation of the default or breach for a period of 60 days after there has been given, by registered or certified mail, to the trustees by the holders of at least 25% in aggregate liquidation amount of the outstanding preferred securities, a written notice specifying the default or breach and requiring it to be remedied and stating that the notice is a "Notice of Default" under the trust agreement.

   Within five business days after the occurrence of any event of default actually known to the property trustee, the property trustee will transmit notice of the event of default to the holders of the preferred securities, the administrative trustees and to us, unless the event of default has been cured or waived. The administrative trustees and we are required to file annually with the property trustee a certificate as to whether or not they or we are in compliance with all the conditions and covenants applicable to them under the trust agreement.

   If an event of default under the indenture has occurred and is continuing, the preferred securities will have preference over the common securities upon termination of the trust. See "--Subordination of Common Securities" on page 28 and "--Liquidation Distribution Upon Termination" beginning on page 29. The existence of an event of default under the trust agreement does not entitle the holders of preferred securities to accelerate the maturity thereof, unless the event of default is caused by the occurrence of an event of default under the indenture, both the indenture trustee and the holders of at least 25% in principal amount of the debentures fail to accelerate the maturity thereof, and the holders of at least 25% in liquidation amount of the preferred securities accelerate the maturity.

Removal of the Trustees

   Unless an event of default under the indenture has occurred and is continuing, we may remove any trustee at any time. If an event of default under the indenture has occurred and is continuing, only the holders of a majority in liquidation amount of the outstanding preferred securities may remove the property trustee or the Delaware trustee. The holders of the preferred securities generally have no right to vote to appoint, remove or replace the administrative trustees. These rights are vested exclusively with us as the holder of the common securities. No resignation or removal of a trustee and no appointment of a successor trustee will be effective until the successor trustee accepts the appointment in accordance with the trust agreement.

Co-Trustees and Separate Property Trustee

   Unless an event of default under the indenture has occurred and is continuing, for the purpose of meeting the legal requirements of the Trust Indenture Act or of any jurisdiction in which any part of the trust property may at the time be located, we will have the power to appoint at any time or times, and upon written request of the property trustee will appoint, one or more persons or entities either (1) to act as a co-trustee, jointly with the property trustee, of all or any part of the trust property, or (2) to act as separate trustee of any trust property. In either case, these persons or entities will have the powers that may be provided in the instrument of appointment, and will have vested in them any property, title, right or power deemed necessary or desirable, subject to the provisions of the trust agreement. In case an event of default under the indenture has occurred and is continuing, the property trustee alone will have power to make the appointment.

Merger or Consolidation of Trustees

   Generally, any person or successor to any of the trustees may be a successor trustee to any of the trustees, including a successor resulting from a merger or consolidation. However, any successor trustee must meet all of the qualifications and eligibility standards to act as a trustee.

Mergers, Consolidations, Amalgamations or Replacements of the Trust

   The trust may not merge with or into, consolidate, amalgamate or be replaced by, or convey, transfer or lease its properties and assets substantially as an entirety to any corporation or other person, except as described below. For these purposes, if we consolidate or merge with another entity, or transfer or sell substantially all of our assets to another entity, in some cases that transaction may be deemed to involve a replacement of the trust, and the conditions set forth below would apply to such transaction. The trust may, at our request, with the consent of the administrative trustees and without the consent of the holders of the preferred securities, the property trustee or the Delaware trustee, merge with or into, consolidate, amalgamate or be replaced by another trust if the following conditions are met:

  . the successor entity either (a) expressly assumes all of the obligations of the trust with respect to the preferred securities, or (b) substitutes for the preferred securities other securities having substantially the same terms as the preferred securities, referred to as "successor securities," so long as the successor securities rank the same in priority as the preferred securities with respect to distributions and payments upon liquidation, redemption and otherwise;

  . we appoint a trustee of the successor entity possessing substantially the same powers and duties as the property trustee in its capacity as the holder of the debentures;

  . the successor securities are listed, included or traded or will be listed, included or traded in or on any national securities exchange or other comparable self-regulatory organization on or in which the preferred securities are then listed, if any;

  . the merger, consolidation, amalgamation, replacement, conveyance, transfer or lease does not adversely affect the rights, preferences and privileges of the holders of the preferred securities, including any successor securities, in any material respect;

  . the successor entity has a purpose substantially identical to that of the trust;

  . prior to the merger, consolidation, amalgamation, replacement, conveyance, transfer or lease, we have received an opinion from independent counsel that (a) any transaction of this kind does not adversely affect the rights, preferences and privileges of the holders of the preferred securities, including any successor securities, in any material respect, and (b) following the transaction, neither the trust nor the successor entity will be required to register as an "investment company" under the Investment Company Act; and

  . we own all of the common securities of the successor entity and guarantee the obligations of the successor entity under the successor securities at least to the extent provided by the guarantee, the debentures, the trust agreement and the expense agreement.

   Notwithstanding the foregoing, the trust may not, except with the consent of every holder of the preferred securities, enter into any transaction of this kind if the transaction would cause the trust or the successor entity not to be classified as a grantor trust for United States federal income tax purposes.

Voting Rights; Amendment of Trust Agreement

   Except as described below and under the caption "Description of the Guarantee--Amendments" on page 47 and as otherwise required by the Trust Indenture Act and the trust agreement, the holders of the preferred securities will have no voting rights.


   The trust agreement may be amended from time to time by us, as holders of the common securities, and the trustees, without the consent of the holders of the preferred securities, in the following circumstances:

  . with respect to acceptance of appointment by a successor trustee;

  . to cure any ambiguity, correct or supplement any provisions in the trust agreement that may be inconsistent with any other provision, or to make any other provisions with respect to matters or questions arising under the trust agreement, as long as the amendment is not inconsistent with the other provisions of the trust agreement and does not have a material adverse effect on the interests of any holder of trust securities; or

  . to modify, eliminate or add to any provisions of the trust agreement if necessary to ensure that the trust will be classified for federal income tax purposes as a grantor trust at all times that any trust securities are outstanding or to ensure that the trust will not be required to register as an "investment company" under the Investment Company Act.

   With the consent of the holders of a majority of the aggregate liquidation amount of the outstanding trust securities, we and the trustees may amend the trust agreement if the trustees receive an opinion of counsel to the effect that the amendment or the exercise of any power granted to the trustees in accordance with the amendment will not affect the trust's status as a grantor trust for federal income tax purposes or the trust's exemption from status as an "investment company" under the Investment Company Act. However, without the consent of each holder of trust securities, the trust agreement may not be amended to (a) change the amount or timing of any distribution on the trust securities or otherwise adversely affect the amount of any distribution required to be made in respect of the trust securities as of a specified date, or (b) restrict the right of a holder of trust securities to institute suit for the enforcement of the payment on or after that date.

   As long as the property trustee holds any debentures, the trustees will not, without obtaining the prior approval of the holders of a majority in aggregate liquidation amount of all outstanding preferred securities:

  . direct the time, method and place of conducting any proceeding for any remedy available to the indenture trustee, or executing any trust or power conferred on the property trustee with respect to the debentures;

  . waive any past default that is waivable under the indenture;

  . exercise any right to rescind or annul a declaration that the principal of all the debentures will be due and payable; or

  . consent to any amendment or termination of the indenture or the debentures, where the property trustee's consent is required; however, where a consent under the indenture requires the consent of each holder of the affected debentures, no consent will be given by the property trustee without the prior consent of each holder of the preferred securities.

   The trustees may not revoke any action previously authorized or approved by a vote of the holders of the preferred securities except by subsequent vote of the holders of the preferred securities. The property trustee will notify each holder of preferred securities of any notice of default with respect to the debentures. In addition to obtaining the foregoing approvals of the holders of the preferred securities, prior to taking any of the foregoing actions, the trustees must obtain an opinion of counsel experienced in these matters to the effect that the trust will continue to be classified as a grantor trust and will not be classified as an association taxable as a corporation for federal income tax purposes on account of the action.

   Any required approval of holders of trust securities may be given at a meeting or by written consent. The property trustee will cause a notice of any meeting at which holders of the trust securities are entitled to vote to be given to each holder of record of trust securities.

   No vote or consent of the holders of preferred securities will be required for the trust to redeem and cancel its preferred securities in accordance with the trust agreement.

   Notwithstanding the fact that holders of preferred securities are entitled to vote or consent under any of the circumstances described above, any of the preferred securities that are owned by us, the trustees or any affiliate of ours or of any trustee, will, for purposes of the vote or consent, be treated as if they were not outstanding.

Global Preferred Securities

   The preferred securities will be represented by one or more global preferred securities registered in the name of The Depository Trust Company, New York, New York, referred to below as DTC, or its nominee. A global preferred security is a security representing interests of more than one beneficial holder. Ownership of beneficial interests in the global preferred securities will be reflected in DTC participant account records through DTC's book-entry transfer and registration system. Participants are brokers, dealers or others having accounts with DTC. Indirect beneficial interests of other persons investing in the preferred securities will be shown on, and transfers will be effected only through, records maintained by DTC participants. Except as described below, preferred securities in definitive form will not be issued in exchange for the global preferred securities. See "Book-Entry Issuance" beginning on page 44.

   No global preferred security may be exchanged for preferred securities registered in the names of persons other than DTC or its nominee unless:

  . DTC notifies the indenture trustee that it is unwilling or unable to continue as a depositary for the global preferred security and we are unable to locate a qualified successor depositary;

  . we execute and deliver to the indenture trustee a written order stating that we elect to terminate the book-entry system through DTC; or

  . there shall have occurred and be continuing an event of default under the indenture.

   Any global preferred security that is exchangeable pursuant to the preceding sentence shall be exchangeable for definitive certificates registered in the names as DTC shall direct. It is expected that the instructions will be based upon directions received by DTC with respect to ownership of beneficial interests in the global preferred security. If preferred securities are issued in definitive form, the preferred securities will be in denominations of $10 and integral multiples of $10 and may be transferred or exchanged at the offices described below.

   Unless and until it is exchanged in whole or in part for the individual preferred securities represented thereby, a global preferred security may not be transferred, except as a whole, by DTC to a nominee of DTC, by a nominee of DTC to DTC or another nominee of DTC or by DTC or any nominee to a successor depositary or any nominee of the successor.

   Payments on global preferred securities will be made to DTC, as the depositary for the global preferred securities. If the preferred securities are issued in definitive form, distributions will be payable by check mailed to the address of record of the persons entitled to the distribution, and the transfer of the preferred securities will be registrable, and preferred securities will be exchangeable for preferred securities of other denominations of a like aggregate liquidation amount, at the corporate trust office of the property trustee, or at the offices of any paying agent or transfer agent appointed by the administrative trustees. In addition, if the preferred securities are issued in definitive form, the record dates for payment of distributions will be the 15th day of the month in which the relevant distribution date occurs. For a description of the terms of DTC arrangements relating to payments, transfers, voting rights, redemptions and other notices and other matters, see "Book-Entry Issuance" beginning on page 44.


   Upon the issuance of one or more global preferred securities, and the deposit of the global preferred security with or on behalf of DTC or its nominee, DTC or its nominee will credit, on its book-entry registration and transfer system, the respective aggregate liquidation amounts of the individual preferred securities represented by the global preferred security to the designated accounts of persons that participate in the DTC system. These participant accounts will be designated by the dealers, underwriters or agents selling the preferred securities. Ownership of beneficial interests in a global preferred security will be limited to persons or entities having an account with DTC or who may hold interests through participants. With respect to interests of any person or entity that is a DTC participant, ownership of beneficial interests in a global preferred security will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee. With respect to persons or entities who hold interests in a global preferred security through a participant, the interest and any transfer of the interest will be shown only on the participant's records. The laws of some states require that certain purchasers of securities take physical delivery of securities in definitive form. These laws may impair the ability to transfer beneficial interests in a global preferred security.

   So long as DTC or another depositary, or its nominee, is the registered owner of the global preferred security, the depositary or the nominee, as the case may be, will be considered the sole owner or holder of the preferred securities represented by the global preferred security for all purposes under the trust agreement. Except as described in this prospectus, owners of beneficial interests in a global preferred security will not be entitled to have any of the individual preferred securities represented by the global preferred security registered in their names, will not receive or be entitled to receive physical delivery of any preferred securities in definitive form and will not be considered the owners or holders of the preferred securities under the trust agreement.

   None of us, the property trustee, any paying agent or the securities registrar for the preferred securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the global preferred security representing the preferred securities or for maintaining, supervising or reviewing any records relating to the beneficial ownership interests.

   We expect that DTC or its nominee, upon receipt of any payment of the liquidation amount or distributions in respect of a global preferred security, immediately will credit participants' accounts with payments in amounts proportionate to their respective beneficial interest in the aggregate liquidation amount of the global preferred security as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the global preferred security held through the participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name." The payments will be the responsibility of the participants. See "Book-Entry Issuance" beginning on page 44.

Payment and Paying Agency

   Payments in respect of the preferred securities shall be made to DTC, which shall credit the relevant accounts of participants on the applicable distribution dates, or, if any of the preferred securities are not held by DTC, the payments shall be made by check mailed to the address of the holder as listed on the register of holders of the preferred securities. The paying agent for the preferred securities will initially be the property trustee and any co-paying agent chosen by the property trustee and acceptable to us and the administrative trustees. The paying agent for the preferred securities may resign as paying agent upon 30 days written notice to the administrative trustees, the property trustee and us. If the property trustee no longer is the paying agent for the preferred securities, the administrative trustees will appoint a successor to act as paying agent. The successor must be a bank or trust company acceptable to us and the property trustee.

Registrar and Transfer Agent

   The property trustee will act as the registrar and the transfer agent for the preferred securities. Registration of transfers of preferred securities will be effected without charge by or on behalf of the trust, but upon payment of any tax or other governmental charges that may be imposed in connection with any transfer or exchange. The trust and its registrar and transfer agent will not be required to register or cause to be registered the transfer of preferred securities after they have been called for redemption.

Information Concerning the Property Trustee

   The property trustee undertakes to perform only the duties set forth in the trust agreement. After the occurrence of an event of default that is continuing, the property trustee must exercise the same degree of care and skill as a prudent person exercises or uses in the conduct of its own affairs. The property trustee is under no obligation to exercise any of the powers vested in it by the trust agreement at the request of any holder of preferred securities unless it is offered reasonable indemnity against the costs, expenses and liabilities that might be incurred. If no event of default under the trust agreement has occurred and is continuing and the property trustee is required to decide between alternative causes of action, construe ambiguous or inconsistent provisions in the trust agreement or is unsure of the application of any provision of the trust agreement, and the matter is not one on which holders of preferred securities are entitled to vote upon, then the property trustee will take the action directed in writing by us. If the property trustee is not so directed, then it will take the action it deems advisable and in the best interests of the holders of the trust securities and will have no liability except for its own bad faith, negligence or willful misconduct.

Miscellaneous

   The administrative trustees are authorized and directed to conduct the affairs of and to operate the trust in such a way that:

  . the trust will not be deemed to be an "investment company" required to be registered under the Investment Company Act;

  . the trust will be classified as a grantor trust and not as an association taxable as a corporation for federal income tax purposes; and

  . the debentures will be treated as our indebtedness for federal income tax purposes.

   In this regard, we and the administrative trustees are authorized to take any action not inconsistent with applicable law, the certificate of trust or the trust agreement, that we and the administrative trustees determine to be necessary or desirable for these purposes.

   The administrative trustees are required to use their best efforts to maintain the listing of the preferred securities on the American Stock Exchange or on another national securities exchange or to maintain the inclusion of the preferred securities in The Nasdaq National Market, but this requirement will not prevent us from redeeming all or a portion of the preferred securities in accordance with the trust agreement and the indenture.

   Holders of the preferred securities have no preemptive or similar rights. The trust agreement and the trust securities will be governed by Delaware law.

                         DESCRIPTION OF THE DEBENTURES

   Concurrently with the issuance of the preferred securities, the trust will invest the proceeds from the sale of the trust securities in the debentures issued by us. The debentures will be issued as unsecured debt under the indenture between us and Wilmington Trust Company, as indenture trustee. The indenture will be qualified under the Trust Indenture Act.

   The following discussion contains a description of the material terms of the debentures and is subject to, and is qualified in its entirety by reference to, the indenture and to the Trust Indenture Act. We urge prospective investors to read the form of the indenture, which is filed as an exhibit to the registration statement of which this prospectus forms a part.

General

   The debentures will be limited in aggregate principal amount to $25,773,210, or $29,639,190 if the underwriters' over-allotment option is exercised in full. This amount represents the sum of the aggregate stated liquidation amounts of the trust securities. The debentures will bear interest at the annual rate of
  % of the principal amount. The interest will be payable quarterly on March 31, June 30, September 30 and December 31 of each year, beginning December 31, 2001, to the person in whose name each debenture is registered at the close of business on the 15th day of the last month of the calendar quarter. It is anticipated that, until the liquidation, if any, of the trust, the debentures will be held in the name of the property trustee in trust for the benefit of the holders of the trust securities.

   The amount of interest payable for any period will be computed on the basis of a 360-day year consisting of twelve 30-day months. If any date on which interest is payable on the debentures is not a business day, then payment of interest will be made on the next day that is a business day without any additional interest or other payment in respect of the delay. However, if the next business day is in the next calendar year, payment of interest will be made on the immediately preceding business day. Accrued interest that is not paid on the applicable interest payment date will bear additional interest on
the amount due at the annual rate of     %, compounded quarterly.

   The debentures will mature on September 30, 2031, the stated maturity date. We may shorten this date once at any time to any date on or after September 30, 2006, subject to the prior approval of the Federal Reserve, if required by law or regulation.

   We will give notice to the indenture trustee and the holders of the debentures, no more than 180 days and no less than 30 days prior to the effectiveness of any change in the stated maturity date. We will not have the right to redeem the debentures from the trust until on or after September 30, 2006, except if (a) a Tax Event, an Investment Company Event or a Capital Treatment Event, which terms are defined on page 27, has occurred, or (b) we repurchase preferred securities in the market, in which case we can elect to redeem debentures specifically in exchange for a like amount of preferred securities owned by us plus a proportionate amount of common securities.


   The debentures will be unsecured and will rank junior to all of our senior and subordinated debt, including indebtedness we may incur in the future. Because we are a holding company, our right to participate in any distribution of assets of any of our subsidiaries, upon any subsidiary's liquidation or reorganization or otherwise, and thus the ability of holders of the debentures to benefit indirectly from any distribution by a subsidiary, is subject to the prior claim of creditors of the subsidiary, except to the extent that we may be recognized as a creditor of the subsidiary. The debentures will, therefore, be effectively subordinated to all existing and future liabilities of our subsidiaries, and holders of debentures should not look to the assets of our subsidiaries for payment. The indenture does not limit our ability to incur or issue secured or unsecured senior and junior debt, except in limited circumstances. See "--Subordination" beginning on page 39 and "--Miscellaneous" on page 43.

   The indenture does not contain provisions that afford holders of the debentures protection in the event of a highly leveraged transaction or other similar transaction involving us, nor does it require us to maintain or achieve any financial performance levels or to obtain or maintain any credit rating on the debentures.

Option to Extend Interest Payment Period

   As long as no event of default under the indenture has occurred and is continuing, we have the right under the indenture to defer the payment of interest on the debentures at any time for a period not exceeding 20 consecutive quarters. However, no extension period may extend beyond the stated maturity of the debentures or end on a date other than a date interest is normally due. At the end of an extension period, we must pay all interest then
accrued and unpaid, together with interest thereon at the annual rate of     %,
compounded quarterly. In the opinion of our counsel, during an extension period, interest will continue to accrue and holders of debentures, or the holders of preferred securities if they are then outstanding, will be required to accrue and recognize as income for federal income tax purposes the accrued but unpaid interest amounts in the year in which such amounts accrued. See "Federal Income Tax Consequences" beginning on page 49.


   During an extension period, we may not:

  . declare or pay any dividends or distributions on, or redeem, purchase, acquire or make a liquidation payment with respect to, any of our capital stock, other than stock dividends, non-cash dividends in connection with the implementation of a shareholder rights plan, purchases of common stock in connection with employee benefit plans or in connection with the reclassification of any class of our capital stock into another class of capital stock, or allow any of our direct or indirect subsidiaries to do the same with respect to their capital stock, other than payment of dividends or distributions to us or to any of our direct or indirect subsidiaries;

  . make, or allow any of our subsidiaries to make, any payment of principal, interest or premium on, or repay, repurchase or redeem any debt securities issued by us that rank equally with or junior to the debentures;

  . make, or allow any of our subsidiaries to make, any guarantee payments with respect to any guarantee by us of any debt securities if the guarantee ranks equally with or junior to the debentures, other than payments under the guarantee relating to the preferred securities; or

  . redeem, purchase or acquire less than all of the debentures or any of the preferred securities.

   Prior to the termination of any extension period, so long as no event of default under the indenture is continuing, we may further defer the payment of interest subject to the above stated requirements. Upon the termination of any extension period and the payment of all amounts then due, we may elect to begin a new extension period at any time. We do not currently intend to exercise our right to defer payments of interest on the debentures.

   We must give the property trustee, the administrative trustees and the indenture trustee notice of our election of an extension period at least two business days prior to the earlier of (a) the next date on which distributions on the trust securities would have been payable except for the election to begin an extension period, or (b) the date we are required to give notice of the record date, or the date the distributions are payable, to the American Stock Exchange, or other national securities exchange or comparable self-regulatory organization, or to holders of the preferred securities, but in any event at least one business day prior to the record date.

   Other than as described above, there is no limitation on the number of times that we may elect to begin an extension period.

Additional Sums to be Paid as a Result of Additional Taxes

   If the trust is required to pay any additional taxes, duties, assessments or other governmental charges as a result of the occurrence of a Tax Event, we will pay as additional interest on the debentures any amounts which may be required so that the net amounts received and retained by the trust after paying any additional taxes, duties, assessments or other governmental charges will not be less than the amounts the trust would have received had the additional taxes, duties, assessments or other governmental charges not been imposed.

Redemption

   Subject to prior approval of the Federal Reserve, if required by law or regulation, we may redeem the debentures prior to maturity:

  . on or after September 30, 2006, in whole at any time or in part from time to time;

  . in whole at any time within 180 days following the occurrence of a Tax
    Event, an Investment Company Event or a Capital Treatment Event; or

  . at any time, to the extent of any preferred securities we purchase, plus a proportionate amount of the common securities we hold.

   In each case we will pay a redemption price equal to the accrued and unpaid interest on the debentures so redeemed to the date fixed for redemption, plus 100% of the principal amount of the redeemed debentures.

   Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of debentures to be redeemed at its registered address. Redemption of less than all outstanding debentures must be effected proportionately, by lot or in any other manner deemed to be fair and appropriate by the indenture trustee. Unless we default in payment of the redemption price for the debentures, on and after the redemption date interest will no longer accrue on the debentures or the portions of the debentures called for redemption.

   The debentures will not be subject to any sinking fund.

Distribution Upon Liquidation

   As described beginning on page 29 under the caption "Description of the Preferred Securities-- Liquidation Distribution Upon Termination," under certain circumstances and with the Federal Reserve's approval, if then required by law or regulation, the debentures may be distributed to the holders of the preferred securities in liquidation of the trust after satisfaction of liabilities to creditors of the trust. If this distribution occurs, we will use our best efforts to list the debentures on the American Stock Exchange or comparable self-regulatory organization, other national securities exchange or to include them in a comparable self-regulatory organization on or in which the preferred securities are then listed, quoted or included, if any. There can be no assurance as to the market price of any debentures that may be distributed to the holders of preferred securities.


Restrictions on Payments

   We are restricted from making certain payments, as described below, if we have chosen to defer payment of interest on the debentures, if an event of default has occurred and is continuing under the indenture, or if we are in default with respect to our obligations under the guarantee.

   If any of these events occur, we will not:

  . declare or pay any dividends or distributions on, or redeem, purchase, acquire, or make a liquidation payment with respect to, any of our capital stock, other than stock dividends, non-cash dividends in connection with the implementation of a shareholder rights plan, purchases of common stock in connection with employee benefit plans or in connection with the reclassification of any class of our capital stock into another class of capital stock, or allow any of our direct or indirect subsidiaries to do the same with respect to their capital stock, other than payment of dividends or distributions to us or to any of our direct or indirect subsidiaries;

  . make, or allow any of our subsidiaries to make, any payment of principal, interest or premium on, or repay or repurchase or redeem any of our debt securities that rank equally with or junior to the debentures;

  . make, or allow any of our subsidiaries to make, any guarantee payments with respect to any guarantee by us of any debt securities if the guarantee ranks equally with or junior to the debentures, other than payments under the guarantee relating to the preferred securities; or

  . redeem, purchase or acquire less than all of the debentures or any of the preferred securities.

Subordination

   The debentures are subordinated and junior in right of payment to all of our senior and subordinated debt, as defined below. Upon any payment or distribution of assets to creditors upon any liquidation, dissolution, winding up or reorganization of our company, whether voluntary or involuntary in bankruptcy, insolvency, receivership or other proceedings in connection with any insolvency or bankruptcy proceedings, the holders of our senior and subordinated debt will first be entitled to receive payment in full of principal and interest before the holders of debentures will be entitled to receive or retain any payment in respect of the debentures.

   If the maturity of any debentures is accelerated, the holders of all of our senior and subordinated debt outstanding at the time of the acceleration will also be entitled to first receive payment in full of all amounts due to them, including any amounts due upon acceleration, before the holders of the debentures will be entitled to receive or retain any principal or interest payments on the debentures.

   No payments of principal or interest on the debentures may be made if there has occurred and is continuing a default in any payment with respect to any of our senior or subordinated debt or an event of default with respect to any of our senior or subordinated debt resulting in the acceleration of the maturity of the senior or subordinated debt, or if any judicial proceeding is pending with respect to any default.

   The term "debt" means, with respect to any person, whether recourse is to all or a portion of the assets of the person and whether or not contingent:

  . every obligation of the person for money borrowed;

  . every obligation of the person evidenced by bonds, debentures, notes or other similar instruments, including obligations incurred in connection with the acquisition of property, assets or businesses;

  . every reimbursement obligation of the person with respect to letters of credit, bankers' acceptances or similar facilities issued for the account of the person;

  . every obligation of the person issued or assumed as the deferred purchase price of property or services, excluding trade accounts payable or accrued liabilities arising in the ordinary course of business;

  . every capital lease obligation of the person; and

  . every obligation of the type referred to in the first five points of another person and all dividends of another person the payment of which, in either case, the first person has guaranteed or is responsible or liable, directly or indirectly, as obligor or otherwise.

   The term "senior debt" means the principal of, and premium and interest, including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to us, on, debt, whether incurred on or prior to the date of the indenture or incurred after that date. However, senior debt will not be deemed to include:

  . any debt where it is provided in the instrument creating the debt that the obligations are not superior in right of payment to the debentures or to other debt which is equal with, or subordinated to, the debentures;

  . any of our debt that when incurred and without regard to any election under the federal bankruptcy laws, was without recourse to us;

  . any debt to any of our employees;

  . any debt that by its terms is subordinated to trade accounts payable or accrued liabilities arising in the ordinary course of business to the extent that payments made to the holders of the debt by the holders of the debentures as a result of the subordination provisions of the indenture would be greater than they otherwise would have been as a result of any obligation of the holders to pay amounts over to the obligees on the trade accounts payable or accrued liabilities arising in the ordinary course of business as a result of subordination provisions to which the debt is subject; and

  . debt which constitutes subordinated debt.

   The term "subordinated debt" means the principal of, and premium and interest, including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to us, on, debt. Subordinated debt includes debt incurred on or prior to the date of the indenture or thereafter incurred, which is by its terms expressly provided to be junior and subordinate to other debt of ours, other than the debentures. However, subordinated debt will not be deemed to include:

  . any of our debt which when incurred and without regard to any election under the federal bankruptcy laws was without recourse to us;

  . any debt to any of our employees;

  . any debt which by its terms is subordinated to trade accounts payable or accrued liabilities arising in the ordinary course of business to the extent that payments made to the holders of the debt by the holders of the debentures as a result of the subordination provisions of the indenture would be greater than they otherwise would have been as a result of any obligation of the holders to pay amounts over to the obligees on the trade accounts payable or accrued liabilities arising in the ordinary course of business as a result of subordination provisions to which the debt is subject;

  . debt which constitutes senior debt; and

  . any debt of ours under debt securities, and guarantees in respect of these debt securities, initially issued to any trust, or a trustee of a trust, partnership or other entity affiliated with us that is, directly or indirectly, our financing subsidiary in connection with the issuance by that entity of preferred securities or other securities which are intended to qualify for "Tier 1" capital treatment.

   We may from time to time to incur additional senior and subordinated indebtedness, and there is no limitation under the indenture on the amount we may incur. We had consolidated senior and subordinated debt of $57.6 million outstanding principal amount at July 31, 2001, although we expect to repay approximately $16.7 million of this senior and subordinated debt with a portion of the proceeds from the sale of the debentures. We may also incur additional senior or subordinated debt in the future.

Payment and Paying Agents

   Generally, payment of principal of and interest on the debentures will be made at the office of the indenture trustee in Wilmington, Delaware. However, we have the option to make payment of any interest by (a) check mailed to the address of the person entitled to payment at the address listed in the register of holders of the debentures, or (b) wire transfer to an account maintained by the person entitled thereto as specified in the register of holders of the debentures, provided that proper transfer instructions have been received by the applicable record date. Payment of any interest on debentures will be made to the person in whose name the debenture is registered at the close of business on the regular record date for the interest payment, except in the case of defaulted interest.

   Any moneys deposited with the indenture trustee or any paying agent for the debentures, or then held by us in trust, for the payment of the principal of or interest on the debentures and remaining unclaimed for two years after the principal or interest has become due and payable, will be repaid to us on September 30 of each year. If we hold any of this money in trust, then it will be discharged from the trust to us and the holder of the debenture will thereafter look, as a general unsecured creditor, only to us for payment.

Registrar and Transfer Agent

   The indenture trustee will act as the registrar and the transfer agent for the debentures. Debentures may be presented for registration of transfer, with the form of transfer endorsed thereon, or a satisfactory written instrument of transfer, duly executed, at the office of the registrar. Provided that we maintain a transfer agent in Wilmington, Delaware, we may rescind the designation of any transfer agent or approve a change in the location through which any transfer agent acts. We may at any time designate additional transfer agents with respect to the debentures.

   If we redeem any of the debentures, neither we nor the indenture trustee will be required to (a) issue, register the transfer of or exchange any debentures during a period beginning at the opening of business 15 days before the day of the mailing of and ending at the close of business on the day of the mailing of the relevant notice of redemption, or (b) transfer or exchange any debentures so selected for redemption, except, in the case of any debentures being redeemed in part, any portion not to be redeemed.

Modification of Indenture

   We and the indenture trustee may, from time to time without the consent of the holders of the debentures, amend, waive our rights under or supplement the indenture for purposes which do not materially adversely affect the rights of the holders of the debentures. Other changes may be made by us and the indenture trustee with the consent of the holders of a majority in principal amount of the outstanding debentures. However, without the consent of the holder of each outstanding debenture affected by the proposed modification, no modification may:

  . extend the maturity date of the debentures;

  . reduce the principal amount or the rate or extend the time of payment of interest; or

  . reduce the percentage of principal amount of debentures required to amend the indenture.

   As long as any of the preferred securities remain outstanding, no modification of the indenture may be made that requires the consent of the holders of the debentures, no termination of the indenture may occur, and no waiver of any event of default under the indenture may be effective, without the prior consent of the holders of a majority of the aggregate liquidation amount of the preferred securities.

Debenture Events of Default

   The indenture provides that any one or more of the following events with respect to the debentures that has occurred and is continuing constitutes an event of default under the indenture:

  . our failure to pay any interest on the debentures for 30 days after the due date, except where we have properly deferred the interest payment;

  . our failure to pay any principal on the debentures when due whether at maturity, upon redemption or otherwise;

  . our failure to observe or perform any other covenants or agreements contained in the indenture for 90 days after written notice to us from the indenture trustee or the holders of at least 25% in aggregate outstanding principal amount of the debentures; or

  . our bankruptcy, insolvency or reorganization or dissolution of the trust, except for certain transactions specifically permitted by the trust agreement.

   The holders of a majority of the aggregate outstanding principal amount of the debentures have the right to direct the time, method and place of conducting any proceeding for any remedy available to the indenture trustee. The indenture trustee, or the holders of at least 25% in aggregate outstanding principal amount of the debentures, may declare the principal due and payable immediately upon an event of default under the indenture. The holders of a majority of the outstanding principal amount of the debentures may rescind and annul the declaration and waive the default if the default has been cured and a sum sufficient to pay all matured installments of interest and principal due otherwise than by acceleration has been deposited with the indenture trustee. In the event the debentures are held by the trust, this waiver will not be effective without the consent of a majority in liquidation preference of the trust securities. Should the holders of the debentures fail to annul the declaration and waive the default, the holders of at least a majority in aggregate liquidation amount of the preferred securities will have this right.

   If an event of default under the indenture has occurred and is continuing, the property trustee will have the right to declare the principal of and the interest on the debentures, and any other amounts payable under the indenture, to be immediately due and payable and to enforce its other rights as a creditor with respect to the debentures.

   We are required to file annually with the indenture trustee a certificate as to whether or not we are in compliance with all of the conditions and covenants applicable to us under the indenture.

Enforcement of Certain Rights by Holders of the Preferred Securities

   If an event of default under the indenture has occurred and is continuing and the event is attributable to the failure by us to pay interest on or principal of the debentures on the date on which the payment is due and payable, then a holder of preferred securities may institute a direct action against us to compel us to make the payment. We may not amend the indenture to remove the foregoing right to bring a direct action without the prior written consent of all of the holders of the preferred securities. If the right to bring a direct action is removed, the trust may become subject to the reporting obligations under the Securities Exchange Act of 1934.

   The holders of the preferred securities will not be able to exercise directly any remedies, other than those set forth in the preceding paragraph, available to the holders of the debentures unless there has been an event of default under the trust agreement. See "Description of the Preferred Securities--Events of Default; Notice" beginning on page 30.


Consolidation, Merger, Sale of Assets and Other Transactions

   We may not consolidate with or merge into any other entity or convey or transfer our properties and assets substantially as an entirety to any entity, and no entity may be consolidated with or merged into us or sell, convey, transfer or otherwise dispose of its properties and assets substantially as an entirety to us, unless:

  . if we consolidate with or merge into another person or convey or transfer our properties and assets substantially as an entirety to any person, the successor person is organized under the laws of the United States or any state or the District of Columbia, and the successor person expressly assumes by supplemental indenture our obligations on the debentures, and the ultimate parent entity of the successor entity expressly assumes our obligations under the guarantee, to the extent the preferred securities are then outstanding;

  . immediately after the transaction, no event of default under the indenture, and no event which, after notice or lapse of time, or both, would become an event of default under the indenture, has occurred and is continuing; and

  . other conditions as prescribed in the indenture are met.

   Under certain circumstances, if we consolidate or merge with another entity, or transfer or sell substantially all of our assets to another entity, such transaction may be considered to involve a replacement of the trust, and the provisions of the trust agreement relating to a replacement of the trust would apply to such transaction. See "Description of the Preferred Securities--Mergers, Consolidations, Amalgamations or Replacements of the Trust" on page 31.


Satisfaction and Discharge

   The indenture will cease to be of further effect and we will be deemed to have satisfied and discharged our obligations under the indenture when all debentures not previously delivered to the indenture trustee for cancellation:

  . have become due and payable; or

  . will become due and payable at their stated maturity within one year or are to be called for redemption within one year, and we deposit or cause to be deposited with the indenture trustee funds, in trust, in an amount sufficient to pay and discharge the entire indebtedness on the debentures not previously delivered to the indenture trustee for cancellation, for the principal and interest due on the stated maturity or redemption date, as the case may be.

   We may still be required to provide officers' certificates, opinions of counsel and pay fees and expenses due after these events occur.

Governing Law

   The indenture and the debentures will be governed by and construed in accordance with Delaware law.

Information Concerning the Indenture Trustee

   The indenture trustee is subject to all the duties and responsibilities specified with respect to an indenture trustee under the Trust Indenture Act. Subject to these provisions, the indenture trustee is under no obligation to exercise any of the powers vested in it by the indenture at the request of any holder of debentures, unless offered reasonable security or indemnity by the holder against the costs, expenses and liabilities which might be incurred. The indenture trustee is not required to expend or risk its own funds or otherwise incur personal financial liability in the performance of its duties if the indenture trustee reasonably believes that repayment or adequate indemnity is not reasonably assured to it.

Miscellaneous

   We have agreed, pursuant to the indenture, for so long as preferred securities remain outstanding:

  . to maintain directly or indirectly 100% ownership of the common securities of the trust, except that certain successors that are permitted pursuant to the indenture may succeed to our ownership of the common securities;

  . not to voluntarily terminate, wind up or liquidate the trust without prior approval of the Federal Reserve, if required by law or regulation;

  . to use our reasonable efforts to cause the trust (a) to remain a business trust and to avoid involuntary termination, winding up or liquidation, except in connection with a distribution of debentures, the redemption of all of the trust securities of the trust or mergers, consolidations or amalgamations, each as permitted by the trust agreement; and (b) to otherwise continue not to be treated as an association taxable as a corporation or partnership for federal income tax purposes;

  . to use our reasonable efforts to cause each holder of trust securities to be treated as owning an individual beneficial interest in the debentures;

  . to use our best efforts to maintain the eligibility of the preferred securities for listing on the American Stock Exchange or on any other national securities exchange or for inclusion in The Nasdaq National Market or in another comparable self-regulatory organization for as long as the preferred securities are outstanding;

  . not to issue or incur, directly or indirectly, additional trust preferred securities that are senior in right of payment to the preferred securities; and

  . not to issue or incur, directly or indirectly, any additional indebtedness in connection with the issuance of additional trust preferred securities or similar securities that are equal in right of payment to the debentures unless: the pro forma sum of all outstanding debt issued by us or any of our subsidiaries in connection with any trust preferred securities issued by any of our finance subsidiaries, including the debentures and the maximum liquidation amount of the additional trust preferred or similar securities that we or our finance subsidiary is then issuing, plus our total long-term debt, excluding any long-term debt which, by its terms, is expressly stated to be junior and subordinate to the debentures, is less than 60 percent of the sum of our common and preferred stockholders' equity, plus any long-term debt which, by its terms, is expressly stated to be junior and subordinate to the debentures, in each case on a consolidated basis at the time of issuance.

                              BOOK-ENTRY ISSUANCE

General

   DTC will act as securities depositary for the preferred securities and may act as securities depositary for all of the debentures in the event of the distribution of the debentures to the holders of preferred securities. Except as described below, the preferred securities will be issued only as registered securities in the name of Cede & Co., as DTC's nominee. One or more global preferred securities will be issued for the preferred securities and will be deposited with DTC.

   DTC is a limited purpose trust company organized under New York banking law, a "banking organization" within the meaning of the New York banking law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants deposit with DTC. DTC also facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its direct participants and by the New York Stock Exchange, the American Stock Exchange and the National Association of Securities Dealers. Access to the DTC system is also available to indirect participants, such as securities brokers and dealers, banks and trust companies that clear through or maintain custodial relationships with direct participants, either directly or indirectly. The rules applicable to DTC and its participants are on file with the SEC.

   Purchases of preferred securities within the DTC system must be made by or through direct participants, which will receive a credit for the preferred securities on DTC's records. The ownership interest of each actual purchaser of each preferred security is in turn to be recorded on the direct and indirect participants' records. These beneficial owners will not receive written confirmation from DTC of their purchases, but beneficial owners are expected to receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the direct or indirect participants through which the beneficial owners purchased preferred securities. Transfers of ownership interests in the preferred securities are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interest in preferred securities, except if use of the book-entry-only system for the preferred securities is discontinued.

   DTC will have no knowledge of the actual beneficial owners of the preferred securities; DTC's records reflect only the identity of the direct participants to whose accounts the preferred securities are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

   The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that we believe to be accurate, but we and the trust assume no responsibility for the accuracy thereof. Neither we nor the trust have any responsibility for the performance by DTC or its participants of their respective obligations as described in this prospectus or under the rules and procedures governing their respective operations.

Notices and Voting

   Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

   Redemption notices will be sent to Cede & Co. as the registered holder of the preferred securities. If less than all of the preferred securities are being redeemed, the amount to be redeemed will be determined in accordance with the trust agreement.

   Although voting with respect to the preferred securities is limited to the holders of record of the preferred securities, in those instances in which a vote is required, neither DTC nor Cede & Co. will itself consent or vote with respect to preferred securities. Under its usual procedures, DTC would mail an omnibus proxy to the property trustee as soon as possible after the record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those direct participants to whose accounts the preferred securities are credited on the record date.

Distribution of Funds

   The property trustee will make distribution payments on the preferred securities to DTC. DTC's practice is to credit direct participants' accounts on the relevant payment date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payments on the payment date. Payments by participants to beneficial owners will be governed by standing instructions and customary practices and will be the responsibility of the participant and not of DTC, the property trustee, the trust or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of distributions to DTC is the responsibility of the property trustee, disbursement of the payments to direct participants is the responsibility of DTC, and disbursements of the payments to the beneficial owners is the responsibility of direct and indirect participants.

Successor Depositaries and Termination of Book-Entry System

   DTC may discontinue providing its services with respect to any of the preferred securities at any time by giving reasonable notice to the property trustee or us. If no successor securities depositary is obtained, definitive certificates representing the preferred securities are required to be printed and delivered. We also have the option to discontinue use of the system of book-entry transfers through DTC or a successor depositary. After an event of default under the indenture, the holders of a majority in liquidation amount of preferred securities may determine to discontinue the system of book-entry transfers through DTC. In these events, definitive certificates for the preferred securities will be printed and delivered.

                          DESCRIPTION OF THE GUARANTEE

   The preferred securities guarantee agreement will be executed and delivered by us concurrently with the issuance of the preferred securities for the benefit of the holders of the preferred securities. The guarantee agreement will be qualified as an indenture under the Trust Indenture Act. Wilmington Trust Company, the guarantee trustee, will act as trustee for purposes of complying with the provisions of the Trust Indenture Act, and will also hold the guarantee for the benefit of the holders of the preferred securities.

   The following discussion contains a description of the material provisions of the guarantee and is subject to, and is qualified in its entirety by reference to, the guarantee agreement and the Trust Indenture Act. We urge prospective investors to read the form of the guarantee agreement, which has been filed as an exhibit to the registration statement of which this prospectus forms a part.

General

   We agree to pay in full on a subordinated basis, to the extent described in the guarantee agreement, the guarantee payments, as defined below, to the holders of the preferred securities, as and when due, regardless of any defense, right of set-off or counterclaim that the trust may have or assert other than the defense of payment.

   The following payments with respect to the preferred securities are called the "guarantee payments" and, to the extent not paid or made by the trust and to the extent that the trust has funds available for those distributions, will be subject to the guarantee:

  . any accumulated and unpaid distributions required to be paid on the preferred securities;

  . with respect to any preferred securities called for redemption, the redemption price; and

  . upon a voluntary or involuntary dissolution, winding up or termination of the trust, other than in connection with the distribution of debentures to the holders of preferred securities in exchange for preferred securities, the lesser of:

   (a) the amount of the liquidation distribution; and

   (b) the amount of assets of the trust remaining available for distribution to holders of preferred securities in liquidation of the trust.

   We may satisfy our obligations to make a guarantee payment by making a direct payment of the required amounts to the holders of the preferred securities or by causing the trust to pay the amounts to the holders.

   The guarantee agreement is a guarantee, on a subordinated basis, of the guarantee payments, but the guarantee only applies to the extent the trust has funds available for those distributions. If we do not make interest payments on the debentures purchased by the trust, the trust will not have funds available to make the distributions and will not pay distributions on the preferred securities.

Status of the Guarantee

   The guarantee constitutes our unsecured obligation that ranks subordinate and junior in right of payment to all of our senior and subordinated debt in the same manner as the debentures. We may incur additional indebtedness in the future, although we have no specific plans in this regard presently and, except in certain circumstances, neither the indenture nor the trust agreement limits the amounts of senior and subordinated debt that we may incur.

   The guarantee constitutes a guarantee of payment and not of collection. If we fail to make guarantee payments when required, holders of preferred securities may institute a legal proceeding directly against us to enforce their rights under the guarantee without first instituting a legal proceeding against the trust, the guarantee trustee or any other person or entity.

   The guarantee will not be discharged except by payment of the guarantee payments in full to the extent not paid by the trust or upon distribution of the debentures to the holders of the preferred securities. Because we are a bank holding company, our right to participate in any distribution of assets of any subsidiary upon the subsidiary's liquidation or reorganization or otherwise is subject to the prior claims of creditors of that subsidiary, except to the extent we may be recognized as a creditor of that subsidiary. Our obligations under the guarantee, therefore, will be effectively subordinated to all existing and future liabilities of our subsidiaries, and claimants should look only to our assets for payments under the guarantee.

Amendments

   Except with respect to any changes that do not materially adversely affect the rights of holders of the preferred securities, in which case no vote will be required, the guarantee may be amended only with the prior approval of the holders of a majority of the aggregate liquidation amount of the outstanding preferred securities. See "Description of the Preferred Securities--Voting Rights; Amendment of Trust Agreement" beginning on page 32.


Events of Default; Remedies

   An event of default under the guarantee agreement will occur upon our failure to make any required guarantee payments or to perform any other obligations under the guarantee. The holders of a majority in aggregate liquidation amount of the preferred securities will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the guarantee trustee in respect of the guarantee and may direct the exercise of any power conferred upon the guarantee trustee under the guarantee.

   Any holder of preferred securities may institute and prosecute a legal proceeding directly against us to enforce its rights under the guarantee without first instituting a legal proceeding against the trust, the guarantee trustee or any other person or entity.

   We are required to provide to the guarantee trustee annually a certificate as to whether or not we are in compliance with all of the conditions and covenants applicable to us under the guarantee agreement.

Termination of the Guarantee

   The guarantee will terminate and be of no further force and effect upon:

  . full payment of the redemption price of the preferred securities;

  . full payment of the amounts payable upon liquidation of the trust; or

  . distribution of the debentures to the holders of the preferred securities.

   If at any time any holder of the preferred securities must restore payment of any sums paid under the preferred securities or the guarantee, the guarantee will continue to be effective or will be reinstated with respect to such amounts.

Information Concerning the Guarantee Trustee

   The guarantee trustee, other than during the occurrence and continuance of our default in performance of the guarantee, undertakes to perform only those duties as are specifically set forth in the guarantee. When an event of default has occurred and is continuing, the guarantee trustee must exercise the same degree of care and skill as a prudent person would exercise or use in the conduct of his or her own affairs. Subject to those provisions, the guarantee trustee is under no obligation to exercise any of the powers vested in it by the guarantee at the request of any holder of any preferred securities unless it is offered reasonable indemnity against the costs, expenses and liabilities that might be incurred thereby.

Expense Agreement

   We will, pursuant to the Agreement as to Expenses and Liabilities entered into by us and the trust, irrevocably and unconditionally guarantee to each person or entity to whom the trust becomes indebted or liable, the full payment of any costs, expenses or liabilities of the trust, other than obligations of the trust to pay to the holders of the preferred securities or other similar interests in the trust of the amounts due to the holders pursuant to the terms of the preferred securities or other similar interests, as the case may be. Third party creditors of the trust may proceed directly against us under the expense agreement, regardless of whether they had notice of the expense agreement.

Governing Law

   The guarantee will be governed by Delaware law.

                  RELATIONSHIP AMONG THE PREFERRED SECURITIES,
                        THE DEBENTURES AND THE GUARANTEE

Full and Unconditional Guarantee

   We irrevocably guarantee, as and to the extent described in this prospectus, payments of distributions and other amounts due on the preferred securities, to the extent the trust has funds available for the payment of these amounts. We and the trust believe that, taken together, our obligations under the debentures, the indenture, the trust agreement, the expense agreement and the guarantee agreement provide, in the aggregate, a full, irrevocable and unconditional guarantee, on a subordinated basis, of payment of distributions and other amounts due on the preferred securities. No single document standing alone or operating in conjunction with fewer than all of the other documents constitutes a guarantee. It is only the combined operation of these documents that has the effect of providing a full, irrevocable and unconditional guarantee, on a subordinated basis, of the obligations of the trust under the preferred securities.

   If and to the extent that we do not make payments on the debentures, excluding any payments during any authorized extension period, the trust will not pay distributions or other amounts due on the preferred securities. The guarantee does not cover payment of distributions when the trust does not have sufficient funds to pay the distributions. In this event, the remedy of a holder of preferred securities is to institute a legal proceeding directly against us for enforcement of payment of the distributions to the holder. Our obligations under the guarantee are subordinated and junior in right of payment to all of our other indebtedness.

Sufficiency of Payments

   As long as payments of interest and other payments are made when due on the debentures, these payments will be sufficient to cover distributions and other payments due on the preferred securities, primarily because:

  . the aggregate principal amount of the debentures will be equal to the sum of the stated liquidation amount of the trust securities;

  . the interest rate and interest and other payment dates on the debentures will match the distribution rate and distribution and other payment dates for the preferred securities;

  . we will pay for any and all costs, expenses and liabilities of the trust, except the obligations of the trust to pay to holders of the preferred securities the amounts due to the holders pursuant to the terms of the preferred securities; and

  . the trust will not engage in any activity that is not consistent with the limited purposes of the trust.

Enforcement Rights of Holders of Preferred Securities

   A holder of any preferred security may institute a legal proceeding directly against us to enforce its rights under the guarantee without first instituting a legal proceeding against the guarantee trustee, the trust or any other person. A default or event of default under any of our senior or subordinated debt would not constitute a default or event of default under the trust agreement. In the event, however, of payment defaults under, or acceleration of, our senior or subordinated debt, the subordination provisions of the indenture provide that no payments may be made in respect of the debentures until the obligations have been paid in full or any payment default has been cured or waived. Failure to make required payments on the debentures would constitute an event of default under the trust agreement.

Limited Purpose of the Trust

   The preferred securities evidence preferred undivided beneficial interests in the assets of the trust. The trust exists for the exclusive purposes of issuing the trust securities, investing the proceeds thereof in debentures and engaging in only those other activities necessary, advisable or incidental thereto. A principal difference between the rights of a holder of a preferred security and the rights of a holder of a debenture is that a holder of a debenture is entitled to receive from us the principal amount of and interest accrued on debentures held, while a holder of preferred securities is entitled to receive distributions from the trust, or from us under the guarantee agreement, if and to the extent the trust has funds available for the payment of the distributions.

Rights Upon Termination

   Upon any voluntary or involuntary termination, winding-up or liquidation of the trust involving the liquidation of the debentures, the holders of the preferred securities will be entitled to receive, out of assets held by the trust, the liquidation distribution in cash. See "Description of the Preferred Securities--Liquidation Distribution Upon Termination" beginning on page 29.

   Upon our voluntary or involuntary liquidation or bankruptcy, the property trustee, as holder of the debentures, would be a subordinated creditor of ours. Therefore, the property trustee would be subordinated in right of payment to all of our senior and subordinated debt, but is entitled to receive payment in full of principal and interest before any of our shareholders receive payments or distributions. Since we are the guarantor under the guarantee and have agreed to pay for all costs, expenses and liabilities of the trust other than the obligations of the trust to pay to holders of the preferred securities the amounts due to the holders pursuant to the terms of the preferred securities, the positions of a holder of the preferred securities and a holder of the debentures relative to our other creditors and to our shareholders in the event of liquidation or bankruptcy are expected to be substantially the same.

                        FEDERAL INCOME TAX CONSEQUENCES

General

   The following discussion of the material federal income tax considerations that may be relevant to the purchasers of preferred securities, insofar as the discussion relates to matters of law and legal conclusions, represents the opinion of Rogers & Hardin LLP, counsel to ABC Bancorp and the trust.

   The conclusions expressed herein are based upon current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations issued thereunder and current administrative rulings and court decisions, all of which are subject to change at any time, with possible retroactive effect. Subsequent changes may cause tax consequences to vary substantially from the consequences described below. Furthermore, the authorities on which the following summary is based are subject to various interpretations, and it is therefore possible that the federal income tax treatment of the purchase, ownership and disposition of preferred securities may differ from the treatment described below.

   No attempt has been made in the following discussion to comment on all federal income tax matters affecting purchasers of preferred securities. Moreover, the discussion addresses only holders of preferred securities who are individual citizens or residents of the United States and trusts and estates whose federal taxable income is taxed in the same manner as individual citizens or residents of the United States, and who acquire preferred securities on their original issue at their initial offering price and hold such preferred securities as capital assets. The discussion does not address the tax consequences that may be relevant to holders who may be subject to special tax treatment, such as, for example, banks, thrifts, real estate investment trusts, regulated investment companies, insurance companies, dealers in securities or currencies, tax-exempt investors or persons that will hold the preferred securities as a position in a "straddle," as part of a "synthetic security" or "hedge," as part of a "conversion transaction" or other integrated investment, or as other than a capital asset. The following discussion also does not address the tax consequences to persons that have a functional currency other than the U.S. dollar or the tax consequences to shareholders, partners or beneficiaries of a holder of preferred securities. Further, it does not include any description of any alternative minimum tax consequences or discuss the tax laws of any state or local government or of any foreign government that may be applicable to the preferred securities. Accordingly, each prospective investor should consult, and should rely exclusively on, the investor's own tax advisors in analyzing the federal, state, local and foreign tax consequences of the purchase, ownership or disposition of preferred securities with regard to the particular tax consequences specific to that investor, which may vary for investors in different tax situations.

Classification of the Debentures

   Based on advice of counsel, we intend to take the position that the debentures will be classified for federal income tax purposes as indebtedness of ABC Bancorp. Under current federal income tax law, you, as a holder, generally are required to treat the debentures as indebtedness and the preferred securities as evidence of an indirect beneficial ownership interest in the debentures (unless you adequately disclose any treatment that is inconsistent with ours on your income tax return). No assurance can be given, however, that this position will not be challenged by the Internal Revenue Service ("IRS") or, if challenged, that the challenge will not be successful. The remainder of this discussion assumes that the debentures will be classified for federal income tax purposes as indebtedness of ABC Bancorp.

Classification of the Trust

   Rogers & Hardin LLP, counsel for ABC Bancorp and the trust, has rendered its opinion that, under current law and assuming full compliance with the terms of the trust agreement and indenture, the trust will be classified for federal income tax purposes as a grantor trust and not as an association taxable as a corporation. Accordingly, the trust will not be subject to federal income tax, and you, as a holder of preferred securities will be treated for federal income tax purposes as owning an undivided beneficial interest in the debentures. You will be required to include in your gross income any interest with respect to the debentures at the time such interest is accrued or is received, in accordance with your regular method of accounting. If the debentures were determined to be subject to the original issue discount ("OID") rules (as discussed below), you, as a holder, would instead be required to include in your gross income any OID accrued with respect to your allocable share of the debentures, whether or not cash was actually distributed to you.

Interest Payment Period and Original Issue Discount

   Under the indenture we have the right to defer the payment of interest on the debentures at any time or from time to time for one or more deferral periods not exceeding twenty (20) consecutive quarterly periods each, provided that no deferral period shall end on a date other than an interest payment date or extend beyond September 30, 2031. Under applicable Treasury regulations, debt instruments such as the debentures, that are issued at face value will not be considered issued with OID, even if their issuer can defer payments of interest, if the likelihood of any deferral is remote. A debt instrument will generally be treated as issued with OID if the stated interest on the instrument does not constitute "qualified stated interest." Qualified stated interest is generally any one of a series of stated interest payments on an instrument that are unconditionally payable at least annually at a single fixed rate. In determining whether stated interest on an instrument is unconditionally payable and thus constitutes qualified stated interest, remote contingencies as to the timely payment of stated interest are ignored.

   We have concluded that the likelihood of exercising our option to defer payments of interest on the debentures is remote. This is in part because we have been paying dividends on our common stock and intend to continue to do so, and we would be unable to continue paying these dividends, which could adversely affect the market for our common stock, if we deferred our payments under the debentures. Accordingly, we intend to take the position that the debentures will not be considered to be issued with OID by reason of the deferral option alone, and accordingly, stated interest on the debentures generally will be included in your income as ordinary income at the time it is paid or accrued in accordance with your regular method of accounting.

   If the likelihood that we would exercise the option to defer any payment of interest was determined not to be "remote" or if ABC Bancorp actually exercises its option to defer the payment of interest, the debentures would be treated as issued with OID at the time of issuance or at the time of such exercise, as the case may be, and all stated interest on the debentures would thereafter be treated as OID as long as the debentures remained outstanding. In such event, all of your taxable interest income in respect of the debentures would constitute OID that would have to be included in income on an economic accrual basis before the receipt of the cash attributable to such income, regardless of your method of tax accounting, and actual cash distributions of stated interest would not be reported as taxable income. The amount of such includible OID could be significant. Consequently, you, as a holder of preferred securities would be required to include such OID in gross income even though ABC Bancorp would not make any actual cash payments during an extension period.

   No rulings or other interpretations have been issued by the IRS which have addressed the meaning of the term "remote" as used in the Treasury regulations, and it is possible that the IRS could take a position contrary to the interpretation described in this section.

   Because income on the preferred securities will constitute interest, corporate holders of preferred securities will not be entitled to a dividends-received deduction with respect to any income recognized with respect to the preferred securities.

Receipt of Debentures or Cash Upon Liquidation of the Trust

   We will have the right at any time to liquidate the trust and cause the debentures to be distributed to holders of the preferred securities. Under current federal income tax law, such a distribution would be treated as a nontaxable event to the holder and would result in the holder having an aggregate tax basis in the debentures received in the liquidation equal to the holder's aggregate tax basis in the preferred securities immediately before the distribution. A holder's holding period in debentures received in liquidation of the trust would include the period for which the holder held the preferred securities. If, however, an event occurs which results in the trust being treated as an association taxable as a corporation, the distribution would likely constitute a taxable event to holders of the preferred securities.

   The debentures may be redeemed for cash, and the proceeds of that prepayment would be distributed to holders in redemption of their preferred securities. Such a redemption would constitute a taxable disposition of the redeemed preferred securities, and, under current federal income tax law, a holder should therefore recognize gain or loss as if the holder sold the preferred securities to an unrelated third party for cash. If, however, an event occurs which results in the trust being treated as an association taxable as a corporation, the redemption could constitute in whole or in part a dividend to the holder taxable at ordinary income tax rates, at least in the case of only a partial redemption of such holder's preferred securities.

Disposition of Preferred Securities

   A holder that sells preferred securities will recognize gain or loss equal to the difference between the amount realized on the sale of the preferred securities and the holder's adjusted tax basis in the preferred securities. A holder's adjusted tax basis in the preferred securities generally will be its initial purchase price increased by OID, if any, previously includable in the holder's gross income to the date of disposition, and decreased by payments, if any, received on the preferred securities in respect of OID to the date of disposition. A gain or loss of this kind will generally be a capital gain or loss and will be a long-term capital gain or loss if the preferred securities have been held for more than one year at the time of sale.

   The preferred securities may trade at a price that does not accurately reflect the value of accrued but unpaid interest with respect to the underlying debentures. A holder that disposes of its preferred securities between record dates for payments of distributions thereon will be required to include accrued but unpaid interest on the debentures through the date of disposition in income as ordinary income, and to add the amount to its adjusted tax basis in the disposed preferred securities. Any OID included in income will increase a holder's adjusted tax basis as discussed above. To the extent the amount realized on the sale is less than the holder's adjusted tax basis in the preferred securities sold, a holder will recognize a capital loss. Subject to certain limited exceptions, capital losses cannot be applied to offset ordinary income for federal income tax purposes.

Effect of Possible Changes in Tax Laws

   Congress has considered certain proposed tax law changes in the past that would, among other things, generally deny corporate issuers a deduction for interest in respect of certain debt obligations if the debt obligations have a maximum term in excess of 15 years and are not shown as indebtedness on the issuer's applicable consolidated balance sheet. Other proposed tax law changes would have denied interest deductions if the term was in excess of 20 years. Although these proposed tax law changes have not been enacted into law, there can be no assurance that tax law changes will not be reintroduced into future legislation which, if enacted after the date hereof, may adversely affect our ability to deduct interest paid on the debentures. The IRS may also challenge the deductibility of interest paid on the debentures, which, if such challenge were litigated resulting in the IRS's position being sustained, would trigger a Tax Event and possibly a redemption of the preferred securities. Accordingly, there can be no assurance that a Tax Event will not occur.

Backup Withholding and Information Reporting

   Interest paid, or, if applicable, OID accrued, on the preferred securities held of record by individual citizens or residents of the United States, or certain trusts, estates and partnerships, will be reported to the IRS on Forms 1099-INT, or, where applicable, Forms 1099-OID, which forms should be mailed to the holders by January 31 following each calendar year. Payments made on, and proceeds from the sale of, the preferred securities may be subject to a "backup" withholding tax (currently at 30.5%, reduced to 30% with respect to amounts paid in 2002 or 2003, 29% for amounts paid in 2004 or 2005, and 28% thereafter) unless the holder complies with certain identification and other requirements. Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against the holder's federal income tax liability, provided the required information is provided to the IRS.

   THE FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE MAY NOT BE APPLICABLE DEPENDING UPON THE PARTICULAR SITUATION OF A HOLDER OF PREFERRED SECURITIES. HOLDERS OF PREFERRED SECURITIES SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE PREFERRED SECURITIES, PARTICULARLY WITH REGARD TO THE TAX CONSEQUENCES WHICH VARY FOR INVESTORS IN DIFFERENT TAX SITUATIONS.


                              ERISA CONSIDERATIONS

   Employee benefit plans that are subject to the Employee Retirement Income Security Act of 1974 (commonly referred to as "ERISA"), or Section 4975 of the Code, generally may purchase preferred securities, subject to the investing fiduciary's determination that the investment in preferred securities satisfies ERISA's fiduciary standards and other requirements applicable to investments by the plan. We and certain of our affiliates may each be considered a "party in interest" within the meaning of ERISA or a "disqualified person" within the meaning of Section 4975 of the Code with respect to many employee benefit plans that are subject to ERISA. The purchase of the preferred securities by a plan that is subject to the fiduciary responsibility provisions of ERISA or the prohibited transaction provisions of ERISA and the Code and with respect to which either we, or any affiliate of ours, is a service provider, or otherwise is a party in interest or a disqualified person, may constitute or result in a prohibited transaction under ERISA or the Code, unless the preferred securities are acquired pursuant to and in accordance with an applicable exemption.

   Any plan fiduciary considering whether to purchase or hold any preferred securities on behalf of a plan should consult with its counsel regarding the applicability of the fiduciary responsibility and prohibited transaction provisions of ERISA and the prohibited transaction provisions of the Code to such investment.

Among other things, before purchasing any preferred securities, a fiduciary of a plan that is subject to the fiduciary responsibility and prohibited transaction provisions of ERISA or to the prohibited transaction provisions of the Code should make its own determination as to its compliance with such applicable provisions, together with the availability, if needed, of the exemptive relief provided in an exemption.

   In addition, a plan fiduciary considering the purchase of preferred securities should be aware that the assets of the trust may be considered "plan assets" for ERISA purposes. In such event, any persons exercising discretion with respect to the debentures may become fiduciaries, parties in interest or disqualified persons with respect to an investing plan. Accordingly, each investing plan, by purchasing the preferred securities, will be deemed to have directed the trust to invest in the debentures, consented to the appointment of the property trustee, and made its own determination as to the plan's compliance with the applicable provisions of ERISA and the Code, insofar as they relate to persons exercising discretion with respect to the preferred securities.

                                  UNDERWRITING

   Subject to the terms and conditions of the underwriting agreement among us, the trust and the underwriters named below, for whom Sterne, Agee & Leach, Inc. and Morgan Keegan & Company, Inc., are acting as representatives, the underwriters have severally agreed to purchase from the trust, and the trust has agreed to sell to them, an aggregate of 2,500,000 preferred securities in the amounts set forth below opposite their names.

                                                                     Number of
                                                                     Preferred
          Underwriters                                               Securities
          ------------                                               ----------
   Sterne, Agee & Leach, Inc. ......................................
   Morgan Keegan & Company, Inc. ...................................
                                                                     ---------
     Total.......................................................... 2,500,000

   Under the terms and conditions of the underwriting agreement, the underwriters are committed to accept and pay for all of the preferred securities, if any are taken. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or, in certain cases, the underwriting agreement may be terminated. In the underwriting agreement, the obligations of the underwriters are subject to approval of certain legal matters by their counsel, including the authorization and the validity of the preferred securities, and to other conditions contained in the underwriting agreement, such as receipt by the underwriters of officers' certificates and legal opinions.

   The underwriters propose to offer the preferred securities directly to the public at the public offering price set forth on the cover page of this prospectus, and to certain securities dealers (who may include the underwriters) at this price, less a concession not in excess of $ per preferred security. The underwriters may allow, and the selected dealers may reallow, a concession not in excess of $ per preferred security to certain brokers and dealers. After the preferred securities are released for sale to the public, the offering price and other selling terms may, from time to time, be changed by the underwriters.

   The trust has granted to the underwriters an option, exercisable within 30 days after the date of this prospectus, to purchase up to 375,000 additional preferred securities at the same price per preferred security as set forth in the table below. If the underwriters purchase any of the additional preferred securities under this option, each underwriter will be committed to purchase the additional shares in approximately the same proportion allocated to them in the table above. The underwriters may exercise the option only for the purpose of covering over-allotments, if any, made in connection with the distribution of the preferred securities being offered.

   If the underwriters exercise their option to purchase additional preferred securities, the trust will issue and sell to us additional common securities, and we will issue and sell to the trust, debentures in an aggregate principal amount equal to the total aggregate liquidation amount of the additional preferred securities being purchased under the option and the additional common securities sold to us.

   The table below shows the price and proceeds on a per preferred security and aggregate basis. The proceeds to be received by the trust, as shown in the table below, do not reflect estimated expenses payable by us. See "Use of Proceeds" on page 12.


                                                                    Total with
                                                                    Exercise of
                                                 Per                   Over-
                                              Preferred              Allotment
                                              Security     Total      Option
                                              --------- ----------- -----------
   Public offering price.....................  $10.00   $25,000,000 $28,750,000
   Proceeds, before expenses, to the trust...  $10.00   $25,000,000 $28,750,000
   Underwriting commission...................  $  --    $       --  $       --
   Net proceeds to ABC Bancorp...............  $  --    $       --  $       --


   The offering of the preferred securities is made for delivery when, as and if accepted by the underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. The underwriters reserve the right to reject any order for the purchase of the preferred securities.

   We and the trust have agreed to indemnify the underwriters against several liabilities, including liabilities under the Securities Act of 1933. Generally, the indemnification provisions in the underwriting agreement provide for full indemnification of the underwriters in actions related to the disclosure in this prospectus unless such disclosure was provided by the underwriters specifically for use in this prospectus.

   We have applied to have the preferred securities listed for trading on the American Stock Exchange under the symbol "BHC.Pr," and trading is expected to commence on or prior to delivery of the preferred securities. However, we cannot assure you as to the liquidity of the preferred securities or that an active and liquid market will develop or, if developed, that the market will continue. The offering price and distribution rate have been determined by negotiations between the underwriters and us, and the offering price of the preferred securities may not be indicative of the market price following the offering. The representatives will have no obligation to make a market in the preferred securities, however, and may cease market-making activities, if commenced, at any time.

  . In connection with the offering, the underwriters may engage in transactions that are intended to stabilize, maintain or otherwise affect the price of the preferred securities during and after the offering, such as the following:

  . the underwriters may over-allot or otherwise create a short position in the preferred securities for their own account by selling more preferred securities than have been sold to them;

  . the underwriters may elect to cover any short position by purchasing preferred securities in the open market or by exercising the over-allotment option;

  . the underwriters may stabilize or maintain the price of the preferred securities by bidding; and

  . the underwriters may impose penalty bids, under which selling concessions allowed to syndicate members or other broker-dealers participating in this offering are reclaimed if preferred securities previously distributed in the offering are repurchased in connection with stabilization transactions or otherwise.

   The effect of these transactions may be to stabilize or maintain the market price at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of the preferred securities to the extent that it discourages resales. No representation is made as to the magnitude or effect of any such stabilization or other transactions. Such transactions may be effected on the American Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

   Because the National Association of Securities Dealers may view the preferred securities as interests in a direct participation program, the offer and sale of the preferred securities is being made in compliance with the provisions of Rule 2810 under the NASD Conduct Rules.

   Certain of the underwriters and their affiliates have, from time to time, performed investment banking and other services for us in the ordinary course of business and have received fees from us for their services. On June 19, 2001, Sterne, Agee & Leach, Inc. delivered a fairness opinion to our board of directors regarding the value of the consideration paid by ABC Bancorp to the shareholders of Golden Isles Financial Holdings, Inc. in connection with the merger of the two companies. We paid Sterne, Agee & Leach, Inc. fees totalling $100,000 in connection with the delivery of the fairness opinion.

                                 LEGAL MATTERS

   Certain legal matters, including matters relating to federal income tax considerations, for ABC Bancorp and the trust will be passed upon by Rogers & Hardin LLP, Atlanta, Georgia, counsel to ABC Bancorp and the trust. Certain legal matters will be passed upon for the underwriters by Powell, Goldstein, Frazer & Murphy LLP, Atlanta, Georgia. Rogers & Hardin LLP and Powell, Goldstein, Frazer & Murphy LLP will rely on the opinion of Morris, James, Hitchens & Williams LLP, Wilmington, Delaware, as to certain matters of Delaware law.

                                    EXPERTS

   The consolidated financial statements of ABC Bancorp as of December 31, 2000 and 1999, and for each of the years in the three-year period ended December 31, 2000, have been incorporated by reference herein and in the registration statement in reliance upon the report of Mauldin & Jenkins, Certified Public Accountants and Consultants, LLC, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

   This prospectus is a part of a Registration Statement on Form S-3 filed by us and the trust with the SEC under the Securities Act, with respect to the preferred securities, the debentures and the guarantee. This prospectus does not contain all the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and the securities offered by this prospectus, reference is made to the registration statement, including the exhibits to the registration statement and documents incorporated by reference. Statements contained in this prospectus concerning the provisions of such documents are necessarily summaries of such documents and each such statement is qualified in its entirety by reference to the copy of the applicable document filed with the SEC.

   We file periodic reports, proxy statements and other information with the SEC. Our filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also inspect and copy these materials at the public reference facilities of the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information.

   The trust is not currently subject to the information reporting requirements of the Securities Exchange Act of 1934 and, although the trust will become subject to such requirements upon the effectiveness of the registration statement, it is not expected that the trust will file separate reports under the Exchange Act.

   Each holder of the trust securities will receive a copy of our annual report at the same time as we furnish the annual report to the holders of our common stock.

                      DOCUMENTS INCORPORATED BY REFERENCE

   We "incorporate by reference" into this prospectus the information in documents we file with the SEC, which means that we can disclose important information to you through those documents. The information incorporated by reference is an important part of this prospectus. Some information contained in this prospectus updates the information incorporated by reference and some information that we file subsequently with the SEC will automatically update this prospectus. We incorporate by reference the following documents that we have previously filed with the SEC:

  . our Annual Report on Form 10-K for the year ended December 31, 2000, filed with the SEC on March 29, 2001;



  . our Quarterly Reports on Form 10-Q filed with the SEC on May 10, 2001,
    August 10, 2001 and October 19, 2001; and


  . our Current Reports on Form 8-K filed on February 23, 2001 and August 1,
    2001.

   We also incorporate by reference any filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the initial filing of the registration statement that contains this prospectus and before the time that all of the securities offered in this prospectus are sold.

   You may request, either orally or in writing, and we will provide, a copy of these filings at no cost by contacting Cindi H. Lewis, at the following address and phone number:

                                          ABC Bancorp
                                          24 2nd Avenue, S.E.
                                          Moultrie, Georgia 31768
                                          (229) 890-1111

--------------------------------------------------------------------------------

                         2,500,000 Preferred Securities

                          ABC BANCORP CAPITAL TRUST I

                    % Cumulative Trust Preferred Securities
                (Liquidation Amount $10 per Preferred Security)

    Guaranteed on a subordinated basis, as described in this Prospectus, by


                               [ABC BANCORP LOGO]

                               ----------------

                                  $25,000,000
                           % Subordinated Debentures

                                       of

                                  ABC BANCORP

                               ----------------

                                   Prospectus
                                        , 2001

                               ----------------

Sterne, Agee & Leach, Inc.

                                                   Morgan Keegan & Company, Inc.

--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

   The following table sets forth the various expenses payable by ABC Bancorp in connection with this offering (excluding underwriting discounts and commissions). All amounts except the SEC registration fee are estimates.

   SEC registration fee............................................ $  7,187.50
   NASD filing fee.................................................    2,500.00
   AMEX listing fee................................................   16,000.00
   Legal fees and expenses.........................................  100,000.00
   Accounting fees and expenses....................................   15,000.00
   Printing and engraving expenses.................................   70,000.00
   Blue sky fees and expenses......................................    5,000.00
   Trustee fees and expenses.......................................   10,000.00
   Miscellaneous...................................................    3,000.00
                                                                    -----------
     Total......................................................... $228,687.50
                                                                    ===========

Item 15. Indemnification of Directors and Officers.

   Sections 14-2-850 through 14-2-859 of the Georgia Business Corporation Code set forth provisions pertaining to the indemnification of and insurance for directors and officers of a corporation. The Georgia Business Corporation Code provides for the mandatory indemnification of a director, against reasonable expenses incurred by the director in connection with a proceeding, where a director is wholly successful in the defense of the proceeding and where the proceeding is one to which he or she was a party because he or she was a director of the corporation. The Georgia Business Corporation Code grants a corporation the power to indemnify its directors and officers against liability for certain of their acts.

   Article XI of the Articles of Incorporation of ABC Bancorp provides that, except as may be limited by the Georgia Business Corporation Code or any successor law, no director shall be personally liable to ABC Bancorp or any of its shareholders for monetary damages for breach of his or her duty of care or other duty as a director.

   Article VII of the Bylaws of ABC Bancorp provides that every person (and the heirs and legal representatives of such person) who is or was a director or officer of ABC Bancorp or any other corporation of which he or she served as such at the request of ABC Bancorp and of which ABC Bancorp directly or indirectly is a shareholder or creditor, or in which or in the stocks, bonds, securities or other obligations of which ABC Bancorp is in any way interested, may be indemnified for any liability and expense resulting from any threatened, pending or completed action, suit or proceeding, civil, criminal, administrative or investigative or derivative or otherwise, or in connection with any appeal relating thereto, in which he or she may become involved, as a party or prospective party or otherwise, by reason of any action taken or not taken in his or her capacity as a director or officer or as a member of any committee appointed by the Board of Directors of ABC Bancorp to act for, in the interest of, or on behalf of ABC Bancorp, whether or not he or she continues to be a director or officer at the time such liability or expense is incurred; provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of ABC Bancorp and, in addition, with respect to any criminal action or proceeding, did not have reasonable cause to believe that his or her conduct was unlawful. The termination of any claim, action, suit or proceeding, by judgment, order, compromise, settlement (with or without court approval) or conviction or upon a plea of guilty or of nolo contendere, or its equivalent, does not create a presumption that a director or officer did not meet the standards of conduct set forth in the Bylaws. Expenses incurred with respect to any claim, action, suit or proceeding of the character described in Article VII of the Bylaws of ABC Bancorp may be advanced by ABC Bancorp prior to the final disposition thereof upon receipt of any undertaking by or on behalf of the recipient to repay such amount, unless it is ultimately determined that he or she is entitled to indemnification under the Bylaws.

   Notwithstanding the foregoing, Article VII of ABC Bancorp's Bylaws provides that no officer or director who was or is a party to any action or suit by or in the right of ABC Bancorp to procure a judgment in its favor by reason of the fact that he or she is or was an officer or director of ABC Bancorp or such other corporation can be indemnified in respect of any claim, issue or matter as to which such person is adjudged to be liable for negligence or misconduct in the performance of his or her duty to ABC Bancorp, unless the court in which such action or suit was brought determines that, despite the adjudication of liability and in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

   Article VII of ABC Bancorp's Bylaws further provides that every person (and the heirs and legal representatives of such person) referred to above who has been wholly successful, on the merits or otherwise, with the respect to such claim, action, suit or proceeding is entitled to indemnification as of right without any further action or approval by the Board of Directors of ABC Bancorp, and any indemnification pursuant to the Bylaws of ABC Bancorp will be made at the discretion of ABC Bancorp only if (a) the Board of Directors, acting by majority vote of a quorum consisting of directors who were not parties to such claim, action, suit or proceeding, present or voting, finds that the director or officer met the standard of conduct set forth in the Bylaws, or (b) if no such quorum of the Board of Directors exists, independent legal counsel at the request of either ABC Bancorp or the person seeking indemnification, delivers to ABC Bancorp such counsel's written opinion that such director or officer met such standards, or (c) the holders of a majority of stock then entitled to vote for the election of directors determines by affirmative vote that such director or officer met such standards.

   The rights of indemnification provided in Article VII of ABC Bancorp's Bylaws are in addition to any rights to which any director or officer may otherwise be entitled under any bylaw, agreement, vote of shareholders, or otherwise, and are in addition to the power of ABC Bancorp to purchase and maintain insurance on behalf of any director or officer against any liability asserted against him or her and incurred by him or her in such capacity, or arising out of his or her status as such, regardless of whether ABC Bancorp would have the power to indemnify against such liability under the Bylaws or otherwise.

   ABC Bancorp's Bylaws further provide that any repeal or modification of the Bylaws by the shareholders of ABC Bancorp cannot adversely affect any right or protection of a director of ABC Bancorp existing at the time of such repeal or modification.

Item 16. Exhibits.

   The following exhibits are filed as part of this registration statement.


 Exhibit
 Number                          Description of Exhibits
 -------                         -----------------------
  1.1    -- Underwriting Agreement.+
  4.1    -- Form of Indenture for Subordinated Debentures. Form of Indenture
           for Subordinated Debentures.*
  4.2    -- Form of Subordinated Debenture (included as Exhibit A to Exhibit
           4.1).*
  4.3    -- Certificate of Trust of ABC Bancorp Capital Trust I.*
  4.4    -- Trust Agreement of ABC Bancorp Capital Trust I.*
  4.5    -- Form of Amended and Restated Trust Agreement of ABC Bancorp Capital
           Trust I.*
  4.6    -- Form of Preferred Securities Certificate of ABC Bancorp Capital
           Trust I (included as Exhibit D to Exhibit 4.5).*
  4.7    -- Form of Preferred Securities Guarantee Agreement of ABC Bancorp
           Capital Trust I.*
  4.8    -- Form of Agreement as to Expenses and Liabilities of ABC Bancorp
           Capital Trust I (included as Exhibit C to Exhibit 4.5).*

 Exhibit
 Number                          Description of Exhibits
 -------                         -----------------------
  5.1    -- Form of Opinion of Rogers & Hardin LLP.*
  5.2    -- Form of Opinion of Morris, James, Hitchens & Williams LLP*
  8.1    -- Form of Opinion of Rogers & Hardin LLP, as to certain tax matters.*
 12.1    -- Calculation of ratios of earnings to fixed charges.
 23.1    -- Consent of Mauldin & Jenkins, Certified Public Accountants and
           Consultants, LLC.
 23.2    -- Form of Consent of Rogers & Hardin LLP (included in Exhibits 5.1 and 8.1).*
 23.3    -- Form of Consent of Morris, James, Hitchens & Williams LLP (included in Exhibit 5.2).*
 24.1    -- Powers of Attorney (reference is made to page II-4 of this registration statement as previously filed).
 25.1    -- Form T-1 Statement of Eligibility under the Trust Indenture Act of
           1939, as amended, of Wilmington Trust Company, as trustee under the
           Indenture for Subordinated Debentures.*
 25.2    -- Form T-1 Statement of Eligibility under the Trust Indenture Act of
           1939, as amended, of Wilmington Trust Company, as property trustee under the Amended and Restated Trust Agreement for ABC Bancorp
           Capital Trust I.*
 25.3    -- Form T-1 Statement of Eligibility under the Trust Indenture Act of
           1939, as amended, of Wilmington Trust Company, as trustee under the
           Guarantee Agreement relating to ABC Bancorp Capital Trust I.*

--------



+ - To be filed by amendment to the Registration Statement.


* -  Previously filed.


Item 17. Undertakings.

   Each of the undersigned registrants hereby undertakes:

      (1) That, for purposes of determining any liability under the Securities Act of 1933, each filing of ABC Bancorp's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

     (2) That, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrants pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

     (3) That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   The undersigned registrants hereby undertake to provide to the underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

   Insofar as indemnification for liabilities under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrants under Item 15 above, or otherwise, the registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrants of expenses incurred or paid by a director, officer, or controlling person of the registrants in the successful defense of any action, suit, or proceeding) is asserted against the registrants by such director, officer, or controlling person in connection with the securities being registered, the registrants will, unless in the opinion of their counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by them is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, ABC Bancorp certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Moultrie, State of Georgia, on the 23rd day of October, 2001.


                                          ABC Bancorp
                                          (Co-Registrant)

                                                 /s/ Kenneth J. Hunnicutt
                                          By:__________________________________
                                                   Kenneth J. Hunnicutt
                                               Chairman and Chief Executive
                                                          Officer


   Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


              Signature                          Title                   Date
              ---------                          -----                   ----

       /s/ Kenneth J. Hunnicutt        Chairman, Chief Executive   October 23, 2001
______________________________________  Officer and Director
         Kenneth J. Hunnicutt           (Principal Executive
                                        Officer)

        /s/ W. Edwin Lane, Jr.         Executive Vice President    October 23, 2001
______________________________________  and Chief Financial
          W. Edwin Lane, Jr.            Officer (Principal
                                        Financial and Accounting
                                        Officer)

          /s/ Mark D. Thomas           President, Chief Operating  October 23, 2001
______________________________________  Officer and Director
            Mark D. Thomas

                                       Director                              , 2001
______________________________________
           Johnny W. Floyd

                                       Director                              , 2001
______________________________________
           J. Raymond Fulp

                  *                    Director                    October 23, 2001
______________________________________
           Daniel B. Jeter

                  *                    Director                    October 23, 2001
______________________________________
           Robert P. Lynch

              Signature                          Title                   Date
              ---------                          -----                   ----
                  *                    Director                    October 23, 2001
______________________________________
        Eugene M. Vereen, Jr.

                  *                    Director                    October 23, 2001
______________________________________
          Doyle Weltzbarker

                                       Director                              , 2001
______________________________________
          J. Thomas Whelchel

                  *                    Director                    October 23, 2001
______________________________________
           Henry C. Wortman


     /s/ Kenneth J. Hunnicutt
*By: _______________________


    Kenneth J. Hunnicutt
    as Attorney-in-Fact

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, ABC Bancorp Capital Trust I certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Moultrie, State of Georgia, on the 23rd day of October, 2001.



                                          ABC Bancorp Capital Trust I
                                          (Co-Registrant)

                                          By: ABC Bancorp, as Depositor

                                                /s/ Kenneth J. Hunnicutt
                                          By: _________________________________
                                             Kenneth J. Hunnicutt Chairman and
                                                  Chief Executive Officer

                               INDEX TO EXHIBITS


 Exhibit
 Number                          Description of Exhibits
 -------                         -----------------------
  1.1    -- Underwriting Agreement.+
  4.1    -- Form of Indenture for Subordinated Debentures.*
  4.2    -- Form of Subordinated Debenture (included as Exhibit A to Exhibit
           4.1).*
  4.3    -- Certificate of Trust of ABC Bancorp Capital Trust I.*
  4.4    -- Trust Agreement of ABC Bancorp Capital Trust I.*
  4.5    -- Form of Amended and Restated Trust Agreement of ABC Bancorp Capital
           Trust I.*
  4.6    -- Form of Preferred Securities Certificate of ABC Bancorp Capital
           Trust I (included as Exhibit D to Exhibit 4.5).*
  4.7    -- Form of Preferred Securities Guarantee Agreement of ABC Bancorp
           Capital Trust I.
  4.8    -- Form of Agreement as to Expenses and Liabilities of ABC Bancorp
           Capital Trust I (included as Exhibit C to Exhibit 4.5).*
  5.1    -- Form of Opinion of Rogers & Hardin LLP.*
  5.2    -- Form of Opinion of Morris, James, Hitchens & Williams LLP*
  8.1    -- Form of Opinion of Rogers & Hardin LLP, as to certain tax matters.*
 12.1    -- Calculation of ratios of earnings to fixed charges.
 23.1    -- Consent of Mauldin & Jenkins, Certified Public Accountants and
           Consultants, LLC.
 23.2    -- Form of Consent of Rogers & Hardin LLP (included in Exhibits 5.1 and 8.1).*
 23.3    -- Form of Consent of Morris, James, Hitchens & Williams LLP (included in Exhibit 5.2).*
 24.1    -- Powers of Attorney (reference is made to page II-4 of this registration statement as previously filed).
 25.1    -- Form T-1 Statement of Eligibility under the Trust Indenture Act of
           1939, as amended, of Wilmington Trust Company, as trustee under the
           Indenture for Subordinated Debentures.*
 25.2    -- Form T-1 Statement of Eligibility under the Trust Indenture Act of
           1939, as amended, of Wilmington Trust Company, as property trustee under the Amended and Restated Trust Agreement for ABC Bancorp
           Capital Trust I.*
 25.3    -- Form T-1 Statement of Eligibility under the Trust Indenture Act of
           1939, as amended, of Wilmington Trust Company, as trustee under the
           Guarantee Agreement relating to ABC Bancorp Capital Trust I.*

--------



+ - To be filed by amendment to the Registration Statement.


* - Previously filed.